Annual Report 2002


03056852


RECEIVED
APR 28 2003
WASH, D.C.
207
SECTION

Flotek Industries, Inc.



Building Growth


FLOTEK

CORPORATE PROFILE

Flotek Industries, Inc. and subsidiaries (the "Company" or "Flotek") was originally incorporated under the laws of the Province of British Columbia on May 17, 1985. On October 23, 2001, the shareholders of the Company approved a change in its corporate domicile to Delaware and a reverse stock split of 120 to 1. On October 31, 2001, the Company completed a reverse merger ("the Merger") with Chemical & Equipment Specialties, Inc. ("CESI"). CESI is treated as the acquirer for accounting purposes. In connection with the Merger, the Company adopted a calendar year end, which had been the prior reporting basis of CESI. The business of Flotek prior to the Merger consisted of the Downhole Equipment segment (Petrovalve and Turbeco). CESI's business was comprised of the Specialty Chemical and Equipment Manufacturing segments (Equipment Specialties and MTI). Flotek is headquartered in Houston, Texas and its common shares are traded on the OTC Bulletin Board market. Effective November 5, 2001, in connection with the Merger, the Company began trading with a new stock ticker symbol, "FLTK," to reflect its change in status from a foreign-domiciled corporation to a Delaware corporation.


FLOTEK

SUBSIDIARIES

CESI CHEMICAL
a Flotek company

1004 S. Plainsman Road
Marlow, Oklahoma 73055
580-658-6608

CESI Chemical offers a full spectrum of cementing, acidizing and fracturing chemicals and fracturing additives. CESI Chemical has a fully-equipped laboratory and produces specialty chemicals.

EQUIPMENT SPECIALTIES
a Flotek company

3600-B South 13th Street
Duncan, Oklahoma 73533
580-475-0927

Equipment Specialties designs, manufactures and rebuilds cement mixing units, hydraulic fracturing blenders, acid pump vehicles and state-of-the-art control units. Equipment Specialties manufactures and rebuilds nitrogen equipment units used for foam fracturing, coiled tubing cleanup operations and industrial cleaning.

MTI
a Flotek company

1000 Highway 182
Raceland, Louisiana 70394
985-537-0433

MTI designs, constructs and manages automated bulk material handling and loading facilities for other oilfield service companies. MTI built the first computerized blending terminal in the United States for Halliburton Energy Services.

PETROVALVE
a Flotek company

7030 Empire Central Drive
Houston, Texas 77040
713-466-9881

Petrovalve produces valves for downhole artificial lift operations. These products include the Petrovalve Plus which provides longer and more reliable performance than traditional ball and seat valves, the Gas Breaker which is a traveling valve that eliminates common gas/steam-lock problems, and the Standing Petrovalve which fits any artificial lift system.

TURBECO
a Flotek company

7030 Empire Central Drive
Houston, Texas 77040
713-466-0072

Turbeco manufactures and markets solid body centralizers and casing products. One of the first companies to distribute spiral-vaned cementing turbulators.

TO SHAREHOLDERS, CLIENTS, EMPLOYEES, AND FRIENDS OF FLOTEK INDUSTRIES, INC.:

Fiscal 2002 was a year of challenge, opportunity, growth, and positioning for future growth. Since the Merger with Chemical & Equipment Specialties, Inc. in October 2001, we have endured significant operating losses as a result of reduced capital spending by our customers, significantly lower drilling activity, operating cost control and work process improvement issues in our Equipment Specialties reporting unit, and lower than expected Petrovalve sales to international markets. In addition, early 2002 sales of Petrovalve products to Venezuela could not be collected due to the economic and political instability of the country which further deteriorated throughout the year. Poor operating results and the lack of collections from Venezuela have created a cash tightness that has tested our supplier and banking relationships and caused Flotek to raise additional capital in the 4th quarter.

However, even with these challenges, we worked diligently to position ourselves for a positive turn around in 2003 by cutting costs, hired seasoned executives to lead our weaker performing reporting units, Equipment Specialties and Turbeco; improved our operating controls and work processes, and improved liquidity through an expanded credit facility and an equity infusion. In spite of the liquidity contraints, Flotek invested $1.4 M in expanding our asset base. The primary investment was the greenfield project in Raceland, LA which is now the largest and most efficient material translogistics base in the Gulf of Mexico. This base has been a success for Flotek and our clients and it represents a new line of business with recurring cash flow. These investments and operational improvements have positioned Flotek to take advantage of an expected increase in oil and gas drilling activity and spending in 2003.


"Your Company is better positioned to take advantage of the improvement in the oil and gas market being seen in early 2003."

Your Company is better positioned to take advantage of the improvement in the oil and gas market being seen in early 2003 and we are forecasting significantly improved operating results for 2003 across all business segments as a result of the enhancements made to Flotek in 2002. There are still risks, beyond our control, that could impact our results for 2003, namely, Venezuela not taking delivery of approximately $1.2 M in Petrovalves; inability to improve liquidity thus severely limiting working capital to fuel our growth; uncertainties in the oil and gas market associated with the war in Iraq and the economic climate in the US.

We are very excited and pleased with the continued growth in our green chemical products, expanding international sales, and increasing market share of our Specialties Chemicals segment; significant operational improvement and growing backlog of our Equipment Manufacturing segment, and continued monthly growth of the Turbeco division. In addition, Petrovalve has made significant progress in expanding its market in the Middle East and Canada in order to lessen the historic dependence on Latin America. Many of these improvements have grown out of the new culture we are building at Flotek through our very dedicated employees. The new culture is focused on health, safety, the environment, customer service, quality, efficiency, and responsibility in all aspects of our business.


"Many of these improvements have grown out of the new culture we are building at Flotek through our very dedicated employees"

Although this last year has significantly impaired investor confidence in public reporting, rest assured that our financials are accurate and that we have installed processes to actively review quarterly disclosures.

I am honored to serve as Chairman and CEO of a repositioned Flotek with a new culture and I look forward, along with all Flotek employees, to building significant shareholder value in the coming year.



Jerry D. Dumas, Sr.
Chairman & Chief Executive Officer

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

For Annual and Transition Reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-13270

FLOTEK INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**90-0023731**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)
7030 Empire Central Drive	**77040**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (713) 849-9911

Securities registered pursuant to Section 12(b) of the Exchange Act:

(none)

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, $0.0001 par value

(Title of Class)

Check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Revenues for the Company's 2002 fiscal year were $13,260,503.

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $3,313,000 on March 25, 2003 based upon the closing sale price of common stock on such date of $0.60 per share on the OTC Bulletin Board. As of March 25, 2003, the Registrant had 5,521,670 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement, dated May 22, 2003, for its 2003 annual meeting of shareholders have been incorporated by reference into Part III of this Form 10- KSB.

Transitional small business disclosure format: Yes ( ) No (X)

TABLE OF CONTENTS

PART I

Item 1.	*Description of Business*	3
Item 2.	*Description of Properties*	7
Item 3.	*Legal Proceedings*	7
Item 4.	*Submission of Matters to a Vote of Security Holders*	7

PART II

Item 5.	*Market for Registrant's Common Equity and Related Stockholder Matters*	8
Item 6.	*Management's Discussion and Analysis of Financial Condition and Results of Operations*	9
Item 7.	*Financial Statements*	17
Item 8.	*Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*	39

PART III

Item 9.	*Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16 (a) of the Exchange Act*	39
Item 10.	*Executive Compensation*	39
Item 11.	*Security Ownership of Certain Beneficial Owners and Management*	39
Item 12.	*Certain Relationships and Related Transactions*	39
Item 13.	*Exhibits and Reports On Form 8-K*	39
Item 14.	*Controls and Procedures*	40

SIGNATURES 41

PART I

Item 1. *Description of Business*

Business

Flotek Industries, Inc. and subsidiaries (the "Company" or "Flotek") was originally incorporated under the laws of the Province of British Columbia on May 17, 1985. On October 23, 2001, the shareholders of the Company approved a change in its corporate domicile to Delaware and a reverse stock split of 120 to 1. On October 31, 2001, the Company completed a reverse merger ("the Merger") with Chemical & Equipment Specialties, Inc. ("CESI"). CESI is treated as the acquirer for accounting purposes. In connection with the Merger, the Company adopted a calendar year end, which had been the prior reporting basis of CESI. The business of Flotek prior to the Merger consisted of the Downhole Equipment segment, as described below. CESI's business was comprised of the Specialty Chemical and Equipment Manufacturing segments. Flotek is headquartered in Houston, Texas and its common shares are traded on the OTC Bulletin Board market. Effective November 5, 2001, in connection with the Merger, the Company began trading with a new stock ticker symbol, "FLTK", to reflect its change in status from a foreign-domiciled corporation to a Delaware corporation.

The Company's product lines are divided into three segments within the oilfield service industry:

- The Specialty Chemicals segment develops, manufactures, packages and sells chemicals used by other oilfield service companies in oil and gas well cementing, stimulation and production.

- The Equipment Manufacturing segment designs, manufactures and rebuilds specialized cementing and stimulation equipment, including heavy vehicles used for pressure pumping, blending and bulk material transport. This segment also designs, constructs and manages automated bulk material handling and loading facilities for other oilfield service companies.

- The Downhole Equipment segment manufactures and markets the Petrovalve line of downhole pump components and the Turbeco line of casing centralizers.

Specialty Chemicals

Stimulation of oil and gas wells is comprised of hydraulic fracturing of sandstone reservoirs and acidizing of carbonate reservoirs. In the Specialty Chemicals segment, the Company has a full spectrum of cementing, acidizing and fracturing chemicals and fracturing additives and also markets certain specialty production chemicals. The Company has a fully-equipped laboratory facility in Oklahoma which is used to design and test new chemical formulations and enhance existing products, often in partnership with our customers. The laboratory also provides quality assurance to our manufacturing operations and expert technical support to our customers on existing product lines. The customer base for this division is primarily oil and gas well pumping service companies, including both major and independent oilfield service companies. The segment manufactures and packages its products in Oklahoma and has sales and warehousing locations in Oklahoma and Texas. The Company also works through sales representatives and agents in Canada, Mexico, South America, the Middle East and Far East. Business in this segment is highly competitive. The Company attempts to distinguish itself through the strength of its innovative and proprietary products, dedication to product quality and superior customer service.

Equipment Manufacturing

In the Equipment Manufacturing segment, the Company designs, manufactures and rebuilds cement mixing units, hydraulic fracturing blenders, acid pump vehicles, state of the art control units and other oilfield pumping and mixing equipment. It also manufactures and rebuilds nitrogen equipment units that are used for foam fracturing, coiled tubing cleanup operations and industrial cleaning. The Company relies on suppliers for the development and/or delivery of several major components such as diesel engines, heat exchange units, pumps and compression equipment. These units typically require several months to complete and deliver. Manufacturing operations are based in Duncan, Oklahoma.

The Company also designs, constructs and manages automated bulk material handling and loading facilities for other oilfield service companies, either as the general contractor on these projects or as consulting engineers. Our client's bulk facilities handle such oilfield products as sand and other proppant materials for well fracturing operations, dry cement and additives for oil and gas well cementing, and other supplies and materials used in oilfield operations.

The customer base for this segment consists of major and large independent oilfield service companies which specialize in cementing, pressure pumping and fracturing and our products are sold both in domestic and international markets.

Downhole Equipment

The Company's Downhole Equipment segment manufactures and sells two primary product lines, the Petrovalve line of downhole pump valves and the Turbeco line of rigid centralizers used in cementing operations. Both product lines use patented and/or proprietary product designs to achieve greater efficiency and effectiveness than competing products.

The Petrovalve line of downhole pump valves was originally designed in the mid-1980's and has undergone significant improvements in recent years. The Petrovalve product line provides longer and more reliable downhole pump performance than the traditional ball and seat valves which are the predominant product in the industry. Additionally, our valves have been demonstrated to provide more efficient flow characteristics and can increase our customer's production volumes in many circumstances. The new "Gas Breaker" technology allows us to provide a solution to gas lock problems often encountered on wells with lower flow rates or high gas ratios. The Company outsources manufacturing of most of the machined valve components, but assembles and performs final quality assurance on all valves in Houston.

The Turbeco line of fixed rigid centralizers is used in oil and gas well cementing programs to increase the effectiveness of such operations. Our primary products include the *Cementing Turbulator*, which Flotek acquired and began distributing in 1994. The main purpose of this tool is to assure the pipe is properly centered in the well bore and to improve placement of cement to obtain an effective bond with the formation. The Company was one of the first companies to distribute spiral-vane cementing turbulators. The *Turbulator* has gained widespread acceptance through its ability to improve oil and gas well cementing programs and is effective in deep, directional and horizontal well applications.

New products that have been introduced in this segment are the *Integral Pump Centralizer*, the *Eccentric Turbulator* (jointly patented with Marathon Oil), and the recently patented *Turbo-lok Centralizer*. Recently, the Company completed design and testing of its proprietary close tolerance *Pressure-Actuated Casing ("C-PAC") Centralizer.* This pressure-actuated tool is designed to accommodate "slim-hole" deviated well completion programs. The *C-PAC Centralizer* is an integral part of the casing and does not activate until it is in its final position in the well, thus reducing drag during insertion of the casing in the well bore. It can also be used in smaller well bore diameters which would prevent the use of traditional fixed centralizers. Once in place, the vanes are pressure-activated to expand and centralize the casing to maximize the integrity of the cementing process. Patent applications are pending and marketing efforts are in progress.

The Company's competition in the Petrovalve product line is comprised of rod pump manufacturers and pump maintenance and service shops using the industry standard API ball and seat product, as well as other proprietary valve products. In the cementing centralizer market, the Company competes with both large, diversified oilfield service companies and smaller independent competitors. Competition is high and is expected to continue for the foreseeable future.

The Company's customers in the Downhole Equipment segment are primarily oil and gas exploration and production companies, including major oil companies, which are involved in the drilling and cementing of oil wells and own producing oil and gas wells. The Company's active customer base is distributed among major oil companies and smaller independent operators. The Company's marketing area is focused in the Gulf of Mexico region, although the Company has a significant customer base in Venezuela for its Petrovalve products and is continuing to expand its market both internationally and domestically.

Product Demand and Marketing

The demand for the Company's products and services is generally correlated to the level of oil and gas drilling activity, both in the United States and internationally. Drilling activity, in turn, is generally dependent on the price levels of oil and gas. Certain of the Company's products, particularly the Petrovalve line of downhole pump valves and certain of its specialty chemicals, are more closely related to the production of oil and gas and demand for these products is less dependent on drilling activity.

We market our products primarily through direct sales to our customers by company managers and sales employees. We generally have established customer relationships which provide for repeat sales. As a result of the significant consolidation which has occurred in the industry over the past 16 years, our sales have tended to be concentrated in larger customer relationships. Four customers accounted for 44.2% of our consolidated revenues for the year ended December 31, 2002. Three of these customers were in the Specialty Chemicals segment of our business and they collectively accounted for 65.2% of the revenues in this segment. The remaining customer was in the downhole equipment segment of our business and it accounted for 52.1% of the revenues in this segment.

Government Regulation, Operating Risks and Insurance

We are subject to federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries in which we do business. The Company has endeavored to fully comply with these requirements and is not aware of any material instances of noncompliance. However, these requirements are complex and assuring compliance is often difficult. The enforcement of these laws and regulations may become more stringent in the future and could have a material impact on our costs of operations. Non-compliance could also subject us to material liabilities, such as government fines, third-party lawsuits or even the suspension of operations.

Many of the products within our specialty chemicals segment are considered hazardous or flammable. The majority of such products are reasonably stable and generally require only ordinary care in handling and transportation. However, we do have risks in handling the materials in this segment and if a leak or spill occurs in connection with our operations, we could incur material costs to remediate any resulting contamination.

In addition, our Company's products are used for the exploration and production of oil and natural gas. Such operations are subject to hazards inherent in the oil and gas industry, such as fires, explosions, blowouts and oil spills, which can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and suspension of operations. Litigation arising from an occurrence at a location where the Company's products or services are used or provided could, in the future, result in the Company being named as a defendant in lawsuits asserting potentially significant claims. The Company maintains insurance coverage that it believes to be reasonable and customary in the industry against these hazards.

The Company has a legal action pending. Reference is made to Item 3 of this report on Page 7. No significant losses have been recognized as a result of this pending litigation.

Research and Development and Intellectual Property

The Company is actively involved in developing proprietary products to expand its existing product lines and in developing new technologies. The Company has followed a policy of seeking patent protection both within and outside the United States for products and methods that appear to have commercial significance and qualify for patent protection. The decision to seek patent protection considers whether such protection can be obtained on a cost-effective basis and is likely to be effective in protecting the commercial interests of the Company. The Company believes that its patents and trademarks, together with its trade secrets and proprietary design, manufacturing and operational expertise, are reasonably adequate to protect its intellectual property and provide for the continued operation of its business. However, the Company's competitors may attempt to circumvent these patent protections or develop new technologies which compete with the Company's products.

International Operations

Substantially all of the Company's revenues and operations are currently derived and conducted, respectively, within the United States. However, the Company has been expanding its international sales efforts and expects international sales to increase in the future. The Company is utilizing a third party in Canada to blend and distribute Chemical products for customers in Canada. Other than this operation, there are no current plans to locate any additional production operations or maintain any significant amounts of inventory outside the U.S. However, these plans are subject to change in the future based on management's assessment of business opportunities in the global markets.

One of the Company's product lines, Petrovalve downhole pumps, is currently sold into markets in South America, particularly Venezuela, and the Middle East. As discussed in Note 5 of the Notes to Consolidated Financial Statements, we have experienced difficulties in collecting accounts receivable from these sales on a timely basis due to political instability and a work disruption by the national oil company of Venezuela. At December 31, 2002, we had approximately $1,227.0 thousand in accounts receivable from a customer in Venezuela which are now past due and had not been collected as of the date this Form 10-KSB was filed.

International sales involve additional business and credit risks inherent in doing business in countries with legal and political policies different from those in the United States. Those risks can include war, boycotts, legal and political changes, and fluctuations in currency exchange rates. Although it is impossible to predict the probability of such occurrences or their effect on the Company, management believes that these risks are outweighed by the commercial opportunities of developing sales markets outside the United States.

Employees

As of December 31, 2002, the Company employed approximately 93 full-time employees. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relationship with its employees is satisfactory.

Risk Factors

The Company faces various business risks specific to its industry, product lines, financial resources and competitive position, as well as general economic and financial risks. The following risk factors, among others, may cause the Company's operating results and/or financial position to be adversely affected:

- The Company is dependent on the oil and gas industry, and activity levels in the industry are volatile.
- Oil and gas prices are volatile and have a direct impact on the spending levels of our customers.

- Severe weather conditions, for example, hurricanes, can have a direct impact on activity levels in the affected areas and oil and gas prices.
- The oilfield service industry is highly competitive and we must compete with many companies possessing greater financial resources and better established market positions.
- The introduction of new products and technologies by competitors may adversely affect the demand for our products and services.
- The Company's debt service obligations and cash flow from operations may limit our ability to fund operations and capital spending or provide for future growth.
- Changes in political conditions, governmental regulations, economic and financial market conditions, unexpected litigation and other uncertainties may have an adverse effect on our operations.

Item 2. *Description of Properties*

The following table sets forth certain information with respect to the Company's principal properties:

Location	Facility Size (Sq. Feet)	Tenure	Utilization
Houston, Texas	9,000	Leased	Corporate Office and Warehouse
Mason, Texas	12,000	Owned	Manufacturing Downhole Equipment
Alice, Texas	3,200	Leased	Warehouse for Downhole Equipment
Duncan, Oklahoma......	41,000	Leased	Equipment Manufacturing
Marlow, Oklahoma	15,500	Owned	Specialty Chemicals Blending
Denver, Colorado	1,200	Leased	Specialty Chemicals Sales Office
Lafayette, Louisiana	5,000	Leased	Warehouse for Downhole Equipment
Raceland, Louisiana....	4,000	Owned	Transload for Oilfield Services Material
Raceland, Louisiana....	700	Leased	Administrative Offices

The Company considers its facilities to be in good condition and suitable for the conduct of its business. All of our facilities are subject to mortgages or security agreements as described in the Notes to the Consolidated Financial Statements.

Item 3. *Legal Proceedings*

Milam Tool Company and the Estate of Jack J. Milam vs. Flotek Industries, Inc., Turbeco, Inc. and Jerry Dumas, individually, C.A. No. H-02-1647 (Jury Demanded), in the United States District Court, Southern District of Texas, Houston Division.

On May 1, 2002, Milam Tool Company and the Estate of Jack J. Milam filed a complaint against Flotek Industries, Inc., Turbeco, Inc. and Jerry D. Dumas, Sr., individually, in the United States District Court for the Southern District of Texas, Houston Division. The complaint asserts that the sale of TURBO-LOK turbulators, which are part of the Company's Downhole Equipment segment, violates an agreement among the parties and infringes a United States patent controlled by the Plaintiffs. Plaintiffs seek injunctive relief and unspecified damages. The Company has answered the complaint. The Company strongly denies the assertions in the complaint and intends to vigorously contest this matter.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

The Company's common stock is traded on the OTC Bulletin Board under the symbol "FLTK". The following table sets forth, on a per share basis for the periods indicated, the high and low sales prices reported by the OTC Bulletin Board, as adjusted for the 120 to 1 reverse stock split which was given effect on November 5, 2001.

	High	Low
2002		
Fourth quarter ended December 31, 2002	$ 3.00	$ 0.51
Third quarter ended September 30, 2002	$ 2.75	$ 1.10
Second quarter ended June 30, 2002	$ 4.94	$ 1.92
First quarter ended March 31, 2002	$ 3.75	$ 1.35
2001		
Fourth quarter ended December 31, 2001	$10.00	$ 2.00
Third quarter ended September 30, 2001	$12.00	$ 5.40
Second quarter ended June 30, 2001	$10.80	$ 4.20
First quarter ended March 31, 2001	$ 6.00	$ 3.60

As of March 25, 2003, the closing stock price, as quoted on the OTC Bulletin Board, was $0.60. As of March 25, 2003, there were 5,521,670 common shares outstanding held by approximately 135 holders of record and an estimated 800 beneficial holders.

Dividend Policy

The Company has never paid cash dividends on its common stock. The Company intends to retain future earnings, if any, to meet its working capital requirements and to finance the future operations of its business. Therefore, the Company does not plan to declare or pay cash dividends to holders of its common stock in the foreseeable future. In addition, certain of the Company's credit agreements contain provisions that limit the Company's ability to pay cash dividends on its common stock.

Recent Issuance of Unregistered Securities

In December 2002, the Company issued 609,499 shares of its common stock in a private offering to "accredited investors" in exchange for $609,499 of subscription proceeds, which was paid by the tender to the Company of $609,499 of cash.

The foregoing issuance of common stock was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering. No underwriters were engaged in connection with the foregoing sales of securities. The sales were made without general solicitation or advertising. Each purchaser was an "accredited investor" or a sophisticated investor with access to all relevant information necessary to evaluate the investment who represented to the Company that the sales were being acquired for investment.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information regarding the Company's equity securities that are authorized for issuance under individual non-qualified stock option compensation agreements:

Equity Compensation Agreement Information

Plan category	Number of securities to be issued upon exercise of outstanding options and warrants (a)	Weighted-average exercise price of outstanding options and warrants (b)	Number of securities remaining available for future issuance under equity compensation agreements (excluding securities reflected in column (a)) (c)
Equity compensation agreements approved by security holders....................	-	-	-
Equity compensation agreements not approved by security holders (1):			
Individual stock compensation agreements...	176,747	$ 4.70	-
Warrants..........................	56,030	$14.40	-
Total..................................	232,777	$ 7.03	-

(1) See Note 11 in Notes to Consolidated Financial Statements contained in Item 7 of this report on Page 34.

Item 6. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Business Overview

Flotek was established in 1985 and is currently traded on the OTC Bulletin Board market. On October 31, 2001, the Company completed the Merger with CESI. The Merger has been accounted for as a reverse acquisition using the purchase method of accounting. In the Merger, the shareholders of the acquired company, CESI, received the majority of the voting interests in the surviving consolidated company. Accordingly, CESI was deemed to be the acquiring company for financial reporting purposes and the historical financial statements of the Company are the historical financial statements of CESI. All of the assets and liabilities of Flotek were recorded at fair value on October 31, 2001, the date of the Merger, and the operations of Flotek have been reflected in the operations of the combined company only for periods subsequent to the date of the Merger.

CESI was incorporated on June 27, 2000 to acquire businesses in the specialty chemical and equipment manufacturing segments of the oilfield service industry. It had no revenues or operations prior to the acquisitions of Esses, Inc., Plainsman Technology, Inc., Neal's Technology, Inc., and Padko International, Inc. in January 2001. It subsequently acquired Material Translogistics, Inc. ("MTI") in June 2001. These five companies are referred to collectively as the "CESI Acquired Businesses".

The Company has three reportable segments, as follows:

- The Specialty Chemicals segment develops, manufactures, packages and sells chemicals used by other oilfield service companies in oil and gas well cementing, stimulation, and production.

- The Equipment Manufacturing segment designs, manufactures and rebuilds specialized cementing and stimulation equipment, including heavy vehicles used for pressure pumping, blending and bulk material transport. This segment also designs, constructs and manages automated bulk material handling and loading facilities for other oilfield service companies.

- The Downhole Equipment segment manufactures and markets the Petrovalve line of downhole pump components and the Turbeco line of casing centralizers.

Our businesses serve the oil and gas industry. All of our businesses are affected by changes in the worldwide demand for and price of oil and natural gas. The majority of our products are dependent on the level of exploration and development activity and the completion phase of oil and gas well drilling. Other products and services, such as our Petrovalve downhole pump products and certain of our specialty chemicals are more closely tied to the production of oil and gas and are less dependent on drilling activity.

The oil and gas industry has been subject to significant volatility in recent years due to changes in the demand, supply and pricing of oil and natural gas. The rig count remained at a low level throughout 2002. The U.S. rig count, as measured by Baker Hughes Incorporated, began 2002 at 883 active rigs and ended the year at 862, with an average of 830 active rigs. This was a 28% decrease from the average activity level in 2001. Subsequent to the end of 2002, the rig count has begun to increase slightly with the average number of rigs at 946 as of the middle of March. Natural gas prices have begun to strengthen as a result of a colder winter season and strong gas withdrawals. Gas in storage has fallen to 636 bcf and Henry Hub prices hit $18.00 during the winter season and the current twelve-month strip price is $5.37. Crude oil prices averaged $26 for the year but did not translate into stronger oil related drilling. Our businesses were affected by this decreased level of drilling activity throughout all of 2002. Many industry observers expect drilling activity levels to increase in 2003 based on higher oil and gas prices and an expected rebound in overall economic activity. However, we face a challenging industry environment in the near term and there can be no assurance that these expected improvements will occur.

The following is a discussion of our results of operations on both an historical and a pro forma combined basis for the last two years. This discussion should be read in conjunction with our consolidated financial statements and notes thereto that are included in Item 7 of this filing. Due to the significance of the CESI-Flotek Merger, the discussion of comparative results of operations will focus primarily on the pro forma combined information. The pro forma combined statements of operations and related pro forma segment information give effect to the acquisition of the CESI Acquired Businesses by CESI and the Merger between Flotek and CESI. The basis of presentation and pro forma adjustments for the statement of operations for the year ended December 31, 2001 and the supporting pro forma segment information for the year ended December 31, 2001 are included as Exhibits 99.1 and 99.2 to the Company's Form 10-KSB which was filed with the Commission on April 15, 2002 and should be read in conjunction with the information in those exhibits. The pro forma combined results of operations presented herein do not purport to represent what the Company's results of operations actually would have been had such events occurred at the beginning of the periods presented, as assumed, or to project the Company's results of operations for any future period or the future results of any of the acquired businesses. They are presented to allow for a more informative discussion and comparative analysis of the Company's performance.

The Company is also subject to various Risk Factors as discussed in Item 1 of this filing, and the following discussion should be read in light of those factors, which could have a material effect on our business in the future.

Results of Operations

Years ended December 31,	Historical 2002	Historical 2001	Audited 2002	Pro Forma Combined Unaudited 2001
Revenues	$13,260,503	$12,561,499	$13,260,503	$15,982,449
Cost of revenues	8,711,032	9,078,121	8,711,032	10,778,063
Gross margin	4,549,471	3,483,378	4,549,471	5,204,386
Gross margin %	34.3%	27.7%	34.3%	32.6%
Selling, general and administrative	7,477,189	3,767,873	7,477,189	5,306,193
Goodwill impairment	600,000	-	600,000	-
Depreciation and amortization	704,732	744,305	704,732	853,061
Research and development	139,371	34,938	139,371	109,650
Total expenses	8,921,292	4,547,116	8,921,292	6,268,904
Operating loss	(4,371,821)	(1,063,738)	(4,371,821)	(1,064,518)
Operating loss %	(33.0%)	(8.5%)	(33.0%)	(6.7%)
Interest expense	(639,918)	(415,431)	(639,918)	(457,391)
Interest income	2,217	43,819	2,217	43,819
Other, net	(566)	27,415	(566)	35,050
Other income (expense), net	(638,267)	(344,197)	(638,267)	(378,522)
Loss before change in accounting principle	$(5,010,088)	$(1,407,935)	$(5,010,088)	$(1,443,040)
Loss %	(37.8%)	(11.2%)	(37.8%)	(9.0%)

Total revenues on a pro forma combined basis decreased by $2.7 million, or 17.0% in 2002 compared to 2001. All three of our reportable segments produced lower revenues in 2002 compared to the prior year. The majority of the decrease is attributable to reduced exploration and production activity for oil and gas due to a 28% decline in the average daily rig count in the US in 2002, compared to 2001, and various global economic and political uncertainties. All three segments are heavily dependent on the US oil and gas market, except the Petrovalve line of downhole pump components, which is more dependent on International oil and gas production activity.

On an aggregate basis, the gross margin as a percentage of revenue increased 1.7% from 32.6% in 2001 to 34.3% in 2002. The majority of this percentage increase came from the Material Translogistic, Inc. product line as a result of completion of additional projects in 2002 with improved margins and the start up of the bulk material transload facility in the Gulf Coast in August 2002. This operation is part of the Equipment Manufacturing segment.

Selling, general and administrative ("SG&A") costs represent the costs of selling, operations and overhead expenses not directly attributable to products sold or services rendered. The revenues from services are less than 10% of consolidated revenues and the direct costs of providing these services are generally included in cost of revenues. SG&A amounted to 56.4% of revenue in 2002, compared to 33.2% of unaudited pro forma combined revenues in 2001, an increase of 23.2%. Had 2002 revenue been flat with unaudited pro forma revenue in 2001, SG&A as a percent of revenue would have been 46.8%, a 13.6% increase. The costs of administration increased as a result of the Merger and the increased size and complexity of the Company. Due to the Merger, sales personnel were added in several of the reporting segments, professional fees (legal, auditing, accounting and consulting) increased as a result of a now larger public company with more complex issues, director and officer and general liability insurance costs increased, and salaries increased with the addition of several key management employees. Making the MTI bulk material transload facility in the Gulf Coast operational in 2002 added $124.5 thousand in SG&A costs. In addition, as discussed in Note 5 of the Notes to Consolidated Financial Statements, a reserve for doubtful accounts of $878.0 thousand was recorded for potential uncollectibility of a Venezuela accounts receivable. This amount represents 6.6% of 2002 revenue. Action was taken in 2002 to reduce these costs to the optimum level, but not below a core infrastructure needed to support anticipated business growth in 2003.

Interest expense was $182.5 thousand, or 40%, higher than unaudited pro forma interest expense for 2001. The Company added a revolving line of credit totaling $1.6 million at a variable interest rate of prime plus 1.25% and financed, via a construction loan, totaling $854.4 thousand, the MTI bulk material transload facility at a rate of prime plus 1%. In addition, as discussed in Note 7 of the Notes to Consolidated Financial Statements the Company entered into a sale lease back transaction with Oklahoma Facilities, LLC ("Facilities") on land and buildings for our Equipment Manufacturing segment that increased interest costs for lease of this facility. Also, as discussed in Note 8 of the Notes to Consolidated Financial Statements the company borrowed $500.0 thousand, at prime plus 4.25%, under a short-term promissory note to Facilities. These specific transactions added $209.1 thousand in interest expense during 2002. The majority of the Company's indebtedness carries a variable interest rate tied to the prime rate and is adjusted on a quarterly basis.

Specialty Chemicals

The following table presents the operating results of our Specialty Chemicals segment on a pro forma combined basis for 2002 and 2001:

Years ended December 31,	Audited 2002	Pro Forma Combined Unaudited 2001
Revenues	$6,845,403	$7,329,596
Gross margin	$2,822,396	$3,032,815
Gross margin %	41.2%	41.4%
Operating income	$ 854,165	$1,113,588
Operating margin	12.5%	15.2%

Specialty Chemical revenue decreased $484.2 thousand or 6.6% in the current year from 2001 levels. Sales in this segment are heavily dependent on drilling activity and the decrease in revenue is primarily attributable to sharply lower (28%) US average drilling activity in 2002 compared to 2001. Average product pricing levels in this segment declined as lower market demand put pressure on product pricing.

The gross margin percentage in this segment stayed relatively flat between years. During 2002 we added, via acquisition, certain environmentally friendly chemicals that command higher margins than other chemicals sold by this segment. These higher margins were offset by lower margins for other products as we attempted to maintain sales levels and market share. The combination of lower revenues due to reduced drilling activities and lower gross margins had a significant adverse effect on our operating margin and overall levels of operating income.

Operating income fell $259.4 thousand, or 23.3%, in 2002 compared to 2001 primarily as a result of lower revenues and gross margins. We took action to reduce selling, general and administrative expenses in this segment to keep these costs in line with reduced revenue levels. However, these costs could not be reduced at the same rate as revenue resulting in a decrease in operating income margin percentage in this segment from 15.2% in 2001 to 12.5% in 2002.

Equipment Manufacturing

The following table presents the operating results of our Equipment Manufacturing segment on a pro forma combined basis for 2002 and 2001:

Years ended December 31,	Audited 2002	Pro Forma Combined Unaudited 2001
Revenues	$ 3,720,929	$ 5,233,039
Gross margin	$ 539,174	$ 412,983
Gross margin %	14.5%	7.9%
Operating loss	$ (1,646,509)	$ (1,177,139)
Operating loss %	(44.2%)	(22.5%)

Equipment Manufacturing revenues decreased $1.5 million or 28.9% in 2002 compared to 2001. This decrease is a direct result of reduced demand for oil field service cementing and stimulation equipment, both heavy rolling and bulk material handling equipment and facilities, due to a 28% decline in US drilling activity. This lower activity, combined with various economic and political uncertainties, has caused many of our customers to curtail or stop spending on the manufacture or refurbishment of cementing and stimulation equipment and automated bulk handling and loading facilities. This decrease was partially off-set by the start-up of MTI's bulk material transload facility in the Gulf Coast which became operational in August 2002.

Gross margins increased from 7.9% in 2001 to 14.5% in 2002 or 6.6%. Primarily all of this increase is attributable to the positive gross margins of the bulk material transload facility mentioned above. Without these positive operating results, the Equipment Manufacturing segment gross margins would have been essentially flat between years. Operating performance continues to improve in this business segment from significant focus placed on improving operational controls and work processes. With improved market conditions this segment could produce significantly improved operating results in 2003 compared to 2002.

Operating losses increased $469.4 thousand or 39.9% in 2002 compared to the prior year. This is a direct result of the revenue decrease mentioned above, poor operating performance in the first half of 2002 and operating expenses not being reduced below a core infrastructure in the fourth quarter of 2002 due to anticipated increase in business expected in the first half of 2003. The MTI bulk material transload facility in the Gulf Coast did produce positive operating results in 2002.

The current market outlook for this segment is optimistic. Quotes, request for quotes and orders have increased significantly since the first of the year. We are seeing signs of increased activity by our customers in response to high oil and gas commodity prices and steady improvement in US drilling activity. Economic and political uncertainties still play a major role in the overall improvement in the markets we serve. The Company believes that actions taken in 2002 to address operational performance and work processes together with expected increases in customer spending for 2003 will allow this segment to become profitable in 2003.

As more fully discussed in Note 10 of the Notes to Consolidated Financial Statements, we completed in the third quarter, our initial assessment, with the assistance of a third-party appraiser, of goodwill impairment as required under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". There was approximately $1.3 million of goodwill attributable to this segment, of which we have identified two reporting units, Equipment Specialties, Inc. ("ES") and MTI. Our test concluded that all of the goodwill attributable to ES, totaling $452,744, was impaired. Consequently, we have recognized this impairment loss as of the first interim period which was March 31, 2002. Our test concluded that no impairment loss existed for the MTI reporting unit.

Downhole Equipment

The following table presents the operating results of our Downhole Equipment segment on a pro forma combined basis for 2002 and 2001:

Years ended December 31,	Audited 2002	Pro Forma Combined Unaudited 2001
Revenues	$ 2,694,171	$ 3,419,814
Gross margin	$ 1,187,901	$ 1,758,588
Gross margin %	44.1%	51.4%
Operating income (loss)	$(1,687,605)	$ 367,537
Operating margin	(62.6%)	10.7%

The Downhole Equipment segment became part of the consolidated group after the Merger became effective October 31, 2001. These operations, which consist of manufacturing and marketing the Petrovalve line of downhole pump components and the Turbeco line of casing centralizers, were the original operations of Flotek Industries, Inc. prior to the Merger. Since the Merger was recorded for accounting purposes as a reverse merger, the results of operations of this segment were included in the historical consolidated results of operations only for periods subsequent to the Merger. The proforma unaudited amounts include this segment for all of 2001. Consolidating the 2002 results of operations for this segment has a significant impact on gross margins for the consolidated company.

Downhole Equipment revenues decreased $725.6 thousand, or 21.2% in 2002 compared to 2001. Sales of both the Turbeco line of casing centralizers and the Petrovalve line of downhole pump components were lower in 2002 compared to 2001. The Turbeco line of casing centralizers is very dependent on the level of US drilling activity and has suffered as result of the 28% decline in drilling activity in 2002. Petrovalve sales, totaling, $1.5 million in 2002 were almost exclusively to one customer in Venezuela. Sales to this customer in 2002 were approximately $110.8 thousand higher than 2001; however, sales to other Latin America customers were significantly lower in 2002 compared to 2001 due to curtailed production. In addition, sales to Venezuela stopped after April of 2002 due to political unrest in that country. As more fully discussed in Note 5 of the Notes to Consolidated Financial Statements and the Capital Resources and Liquidity section, below, the Venezuela customer has not paid for the majority of goods sold in 2002 within the customary payment terms. These sales carry a high gross margin and are very profitable to this segment.

Gross margin percentage decreased 7.3% from 51.4% in 2001 to 44.1% in 2002. This decrease was mostly attributable to lower gross margins in the Turbeco line of casing centralizers. Average product pricing levels in this product line declined as lower drilling activity and market demand caused our pricing to come under pressure resulting in increased discounts to customers, and revaluing inventory to net realizable values.

Operating income fell $2,055.1 thousand, or 559.2% from 2001 levels. Several factors contribute to this significant decrease as follows:

- Gross margins declined $570.7 thousand due the explanation immediately above.
- An allowance for doubtful accounts totaling $878.0 thousand was established for possible uncollectibility on sales of material to Venezuela. This is explained more fully in Note 5 of the Notes to Consolidated Financial Statements.

- Goodwill impairment totaling $600.0 thousand was recognized for the Petrovalve reporting unit. This is explained more fully in Note 10 of the Notes to Consolidated Financial Statements.

Selling, general and administrative expenses were essentially flat between periods. These costs were not reduced below a core infrastructure as improved operating results are anticipated in 2003 for this segment.

Capital Resources and Liquidity

In 2002, the Company sustained a loss of $5.46 million and had negative cash flow from operations of $2.2 million. These losses resulted primarily from poor operating results in the Equipment Manufacturing and Downhole Equipment segments. As stated above, and in Note 2 of the Notes to Consolidated Financial Statements, management has taken and will continue to take appropriate steps to improve performance in all business segments in 2003.

As of December 31, 2002, net working capital was negative $3.2 million, resulting in a current ratio of .56 to 1. Inventories have decreased significantly, approximately, $1.9 million, during 2002, primarily due to completion of manufactured equipment and bulk construction projects, a reduced number of these projects in progress at year end, a concerted effort to move slow moving inventory and reserve (approximately $174.0 thousand) for additional slow moving inventory at year-end.

Cash and cash equivalents are $0.00 at December 31, 2002. As discussed in Note 15 of the Notes to Consolidated Financial Statements, several short-term financing arrangements have been made to help the Company with the extreme short-fall in cash. Overall, business, subsequent to December 31, 2002, is improving and cash flow from operations is increasing, but cash flow is still tight.

As discussed in Note 5 of the Notes to Consolidated Financial Statements, at December 31, 2002, the Company had approximately $1,227.0 thousand of accounts receivable from a customer in Venezuela, all of which arose from goods shipped in the first half of 2002. As a result of political instability and work disruptions in the country, these amounts have not been paid within the customary payment terms for this customer. The ultimate customer for these goods is PDVSA, the national oil company of Venezuela. Our customer holds a contract to deliver over $5 million of our proprietary products to PDVSA during the next three years. However, PDVSA has delayed acceptance of the majority of the goods shipped due to the recent political unrest and oil and gas industry work curtailment in Venezuela. Currently, we are waiting on payment for approximately $27 thousand of product shipped to and accepted by PDVSA. The remaining $1.2 million has not been shipped to the end customer (PDVSA). Our contacts within PDVSA inform us that our product will be needed as they begin to ramp up oil production to pre strike levels. We believe the product will eventually be shipped to PDVSA but we can not predict when. Thus, we have established a reserve for doubtful accounts for $878.0 thousand, the portion that we believe to be unrealizable if the product is not ultimately delivered to PDVSA. We fully expect, once PDVSA accepts the product, that they will pay, as they have in 2002, within their customary payment terms. The delay in collecting this accounts receivable has had a significant adverse effect on the cash flow of the Company. Additionally, all invoice amounts, as discussed in Note 8 of the Notes to Consolidated Financial Statements, which are greater than 90 days old cannot be included in the borrowing base under our revolving lines of credit.

On February 28, 2002, the Company sold its rights and obligation to purchase the land and buildings covered by a capital lease obligation, together with capital improvements to the property totaling approximately $750,000 to Oklahoma Facilities, LLC ("Facilities"). An officer of the Company has a minority investment interest in and is an officer of Facilities. This transaction resulted in net cash proceeds to the Company of $761,000. The Company simultaneously entered into an agreement to lease back the facility over ten years. This transaction has been recorded as a capital lease as discussed in Note 7 of the Notes to Consolidated Financial Statements.

The Company has borrowed $3.21 million during 2002 under its line of credit arrangements, including a new $1.6 million line of credit which was executed in January of 2002 and short-term borrowing of $500,000 executed in July 2002. In addition, our primary lending bank has extended a $1.4 million line of credit until May 29, 2003. The Company has borrowings which have exceeded its eligible asset base by approximately $557.5 thousand at December 31, 2002. The lender has not determined the impact of this on the Company's revolving lines of credit. We also made total debt service payments of approximately $1.2 million during the year. The company has estimated minimum debt service obligations in 2003 of $4.7 million. This $4.7 million includes the revolving lines of credit totaling $3.0 million at December 31, 2002, the capital lease obligation incurred during the first quarter of 2002, and the minimum principal and interest payments on the new credit agreements mentioned above, and in Notes 8, 9 and 15 of the Notes to Consolidated Financial Statements.

In December 2002, the Company issued 609,499 shares of its common stock in a private offering to "accredited investors" in exchange for $609,499 of subscription proceeds, which was paid by the tender to the Company of $609,499 of cash. These proceeds were used for operating cash flow.

Capital expenditures during 2002 totaled $1.5 million, of which $32.0 thousand had not been paid in cash at December 31, 2002. The majority of these capital expenditures relate to a bulk material transload facility which the Company constructed in Raceland, Louisiana and a paint shop for ES in Duncan, Oklahoma. The Company has approved a capital expenditure budget for 2003 totaling approximately $.5 million.

The Company believes its operations are capable of generating sufficient cash flow to meet its debt service obligations if we successfully collect amounts due from our Venezuelan customer. However, the collection of these amounts, and certain other factors involved in executing our business strategy, are beyond our control. In addition, we face a challenging near-term political and industry environment. As a result, we believe the Company will need to raise additional capital through the sale of its debt or equity securities. There can be no assurance that the Company will be able to secure such financing on acceptable terms.

It is uncertain that we will be able to collect the amounts from our Venezuelan customer, return our Equipment Manufacturing segment to profitability, grow our business to the projected 2003 plan levels and/or obtain additional equity or debt financing. Accordingly, investors are advised that the Company faces significant financial risks in the near future as we attempt to meet these challenges.

Forward-Looking Statements

Except for the historical information contained herein, the discussion in this Form 10-KSB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipate," "believe," "expect," "plan," "intend," "project," "forecast," "could" and similar expressions are intended to identify forward-looking statements. All statements other than statements of historical facts included in this Form 10-KSB regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those in the forward-looking statements for various reasons including the effect of competition, the level of petroleum industry exploration and production expenditures, world economic and political conditions, prices of, and the demand for crude oil and natural gas, weather, the legislative environment in the United States and other countries, adverse changes in the capital and equity markets, and other risk factors identified herein.

Item 7. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants 18

Consolidated Balance Sheets as of December 31, 2002 and 2001 19

Consolidated Statements of Operations for the Year Ended December 31, 2002 and December 31, 2001 20

Consolidated Statements of Changes in Stockholders' Equity for the Year Ended December 31, 2002 and December 31, 2001 21

Consolidated Statements of Cash Flows for the Year Ended December 31, 2002 and December 31, 2001 22

Notes to Consolidated Financial Statements 24

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Flotek Industries Inc. and Subsidiaries
Houston, Texas

We have audited the accompanying Consolidated Balance Sheets of Flotek Industries Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related Consolidated Statements of Operations, Stockholders' Equity, and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flotek Industries Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Flotek Industries Inc. and Subsidiaries will continue as a going concern. As more fully described in Note 2, the Company has incurred accumulated operating losses and cash deficits from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
March 17, 2003

FLOTEK INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ 240,438
Accounts receivable, less allowance of $900,067 and $208,333 as of December 31, 2002 and 2001, respectively	2,034,381	2,189,566
Inventories and work in progress, net	1,817,717	3,704,153
Other current assets	198,055	24,735
Total current assets	4,050,153	6,158,892
Property, plant and equipment, net	4,386,182	3,671,939
Goodwill, net	12,266,346	13,111,840
Patents and other intangible assets, net	237,421	191,333
Other assets	-	87,253
Total assets	$20,940,102	$23,221,257
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 977,695	$ 876,737
Capital lease obligations, current portion	66,535	633,894
Accounts payable	2,464,499	2,225,219
Accrued liabilities	91,971	722,910
Amounts due to related parties	100,892	132,855
Notes payable	3,532,924	1,282,966
Total current liabilities	7,234,516	5,874,581
Long-term debt	3,039,649	3,339,970
Capital lease obligations, long-term	1,321,726	-
Stockholders' equity:		
Preferred stock, $.0001 par value, 100,000 shares authorized, no shares issued	-	-
Common stock, $.0001 par value, 20,000,000 shares authorized, 5,521,670 and 4,850,696 shares issued and outstanding for 2002 and 2001, respectively	552	485
Additional paid-in capital	16,373,156	15,572,886
Accumulated deficit	(7,029,497)	(1,566,665)
Total stockholders' equity	9,344,211	14,006,706
Total liabilities and stockholders' equity	$20,940,102	$23,221,257

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002 and December 31, 2001

	2002	2001
Revenues	$13,260,503	$12,561,499
Cost of revenues	8,711,032	9,078,121
Gross margin	4,549,471	3,483,378
Expenses:		
Selling, general and administrative	7,477,189	3,767,873
Goodwill impairment	600,000	-
Depreciation and amortization	704,732	744,305
Research and development	139,371	34,938
Total expenses	8,921,292	4,547,116
Loss from operations	(4,371,821)	(1,063,738)
Other income (expense)		
Interest expense	(639,918)	(415,431)
Interest income	2,217	43,819
Other, net	(566)	27,415
Total other income (expense)	(638,267)	(344,197)
Loss before cumulative effect of change in accounting principle	(5,010,088)	(1,407,935)
Cumulative effect of change in accounting principle net of income tax benefit	(452,744)	-
Net loss	$(5,462,832)	$(1,407,935)
Basic and diluted loss per common share before cumulative effect of change in accounting principle	$ (1.01)	$ (0.44)
Cumulative effect of change in accounting principle	(.09)	-
Basic and diluted net loss per common share	$ (1.10)	$ (0.44)
Weighted average number of common shares outstanding	4,967,658	3,175,449

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002 and December 31, 2001

	Common Stock Shares		Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000	1,425,665	$143	$1,383,228	$(158,730)	$1,224,641
Common stock issued in acquisitions	2,326,312	232	10,077,768	-	10,078,000
Common stock issued for cash	1,098,719	110	4,111,890	-	4,112,000
Net loss	-	-	-	(1,407,935)	(1,407,935)
Balance at December 31, 2001	4,850,696	$485	$15,572,886	$(1,566,665)	$14,006,706

	Common Stock Shares		Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2001	4,850,696	$485	$15,572,886	$(1,566,665)	$14,006,706
Common stock issued in acquisitions	60,116	6	189,460	-	189,466
Common stock issued for cash	610,858	61	610,810	-	610,871
Net loss	-	-	-	(5,462,832)	(5,462,832)
Balance at December 31, 2002	5,521,670	$552	$16,373,156	$(7,029,497)	$9,344,211

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002 and December 31, 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$(5,462,832)	$(1,407,935)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	704,731	744,305
Imputed interest expense	-	43,095
Gain on sale of assets	15,579	(20,435)
Impairment of goodwill	1,052,744	-
(Increase) decrease in:		
Accounts receivable	155,185	(166,464)
Inventories and work in progress	1,886,436	(1,439,324)
Other current assets	(173,320)	(93,519)
Deposits and other	87,254	-
Accounts payable and accrued liabilities	(391,659)	1,177,823
Net cash used in operating activities	(2,125,882)	(1,162,454)
Cash flows from investing activities:		
Acquisition of subsidiaries, net	(122,250)	(6,066,493)
Capital expenditures	(1,473,521)	(1,411,460)
Proceeds from sales of assets	111,312	246,536
Net cash used in investing activities	(1,484,459)	(7,231,417)
Cash flows from financing activities:		
Issuance of stock for cash	610,871	4,112,000
Proceeds from borrowings	3,106,736	3,737,316
Proceeds from sale/leaseback transaction	761,000	-
Repayments of indebtedness	(1,056,141)	(325,755)
Payments to related parties	(31,963)	(152,394)
Principal payments on capital leases	(20,600)	(30,000)
Net cash provided by financing activities	3,369,903	7,341,167
Net decrease in cash and cash equivalents	(240,438)	(1,052,704)
Cash and cash equivalents at beginning of period	240,438	1,293,142
Cash and cash equivalents at end of period	$ -	$ 240,438

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002 and December 31, 2001
(Continued)

	2002	2001
Supplemental schedule of noncash investing and financing activities:		
Land and building acquired under capital lease	$ -	$ 630,794
Lease obligation incurred	$ 1,408,861	$ -
Book value of assets sold..	$ 633,894	$ -
Capital expenditures incurred but not paid at year end......	$ 32,000	$ 275,000
Supplemental disclosures of cash flow information:		
Acquisition of subsidiaries:		
Assets (liabilities) acquired:		
Cash	$ -	$ 1,433,381
Accounts receivable	-	2,023,102
Inventories and work in progress	-	2,264,829
Other current assets	-	9,080
Property and equipment...	-	1,637,897
Marketable securities	-	204,573
Patents and other intangibles.......................................	104,466	192,541
Goodwill..	207,250	13,394,420
Other assets	-	21,770
Debt...	-	(808,951)
Accounts payable and accrued liabilities	-	(1,394,768)
	311,716	18,977,874
Common stock issued	(189,466)	(10,078,000)
Promissory notes issued	-	(1,400,000)
Transaction costs paid in cash.......................................	-	(312,274)
Net cash paid to sellers...	$ 122,250	$ 7,187,600
Cash paid for interest..	$ 639,918	$ 415,431

The accompanying notes are an integral part of these consolidated financial statements.

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Summary of Significant Accounting Policies

Flotek Industries, Inc. and subsidiaries (the "Company" or "Flotek") was originally incorporated under the laws of the Province of British Columbia on May 17, 1985. On October 23, 2001, the Company moved its corporate domicile to Delaware and completed a reverse stock split of 120 to 1. On October 31, 2001, the Company completed a merger ("the Merger") with Chemical & Equipment Specialties, Inc. ("CESI"). The Merger has been accounted for as a reverse acquisition using the purchase method of accounting. In the Merger, the shareholders of the acquired company, CESI, received the majority of the voting interests in the surviving consolidated company. Accordingly, CESI was deemed to be the acquiring company for financial reporting purposes and the historical financial statements of the Company for the year ended December 31, 2001 are the historical financial statements of CESI. All of the assets and liabilities of Flotek were recorded at fair value on the date of the Merger, and the operations of Flotek have been reflected in the operations of the combined company only for periods subsequent to the date of the Merger.

The Company's product lines are divided into three segments within the oilfield service industry:

- The Specialty Chemicals segment develops, manufactures, packages and sells chemicals used by other oilfield service companies in oil and gas well cementing, stimulation and production.
- The Equipment Manufacturing segment designs, manufactures and rebuilds specialized cementing and stimulation equipment, including heavy vehicles used for pressure pumping, blending and bulk material transport. This segment also designs, constructs and manages automated bulk material handling and loading facilities for other oilfield service companies.
- The Downhole Equipment segment manufactures and markets the Petrovalve line of downhole pump components and the Turbeco line of casing centralizers.

Principles of Consolidation

The consolidated financial statements consist of Flotek Industries, Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

The Specialty Chemical and Downhole Equipment segments recognize revenues when products have been delivered and all significant risks and rewards of ownership have passed to customers. Accounts receivable are recorded at that time. Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Deposits and other funds received in advance of delivery are deferred until the transfer of ownership is complete.

The Equipment Manufacturing segment, except for the bulk material transload operation, recognizes revenues from manufacturing and construction contracts under the percentage-of-completion method of accounting, generally in the ratio of costs incurred to total estimated costs of completion. Contract costs include all direct labor and material costs and those indirect costs related to manufacturing and construction operations. General and administrative costs are charged to expense as incurred. Changes in job performance and estimated profitability, including those arising from contract bonus or penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which such revisions appear probable. All known or anticipated losses on contracts are recognized in full when such amounts become apparent. Bulk material transload revenue is recognized as services are performed for the customer.

Customers are invoiced under the terms of manufacturing or construction contracts and accounts receivable are recorded at that time. Collection of revenues invoiced on large heavy equipment builds or refurbishments are collected upon delivery of the completed unit. Progress billings are made on large construction projects, usually resulting in only a small fraction of the total project revenue in accounts receivable at the completion of the project. Revenues recognized in excess of customer billings are reflected in current assets as work in progress. Deposits and billings in excess of revenues on specific contracts are recognized as a reduction of work in progress.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Inventories and Work in Progress

Inventories consist of raw materials, finished goods and parts and materials used in manufacturing and construction operations. Finished goods inventories include raw materials, direct labor and production overhead. Inventories are carried at the lower of cost or market using the average cost method. The Company maintains a reserve for impaired or obsolete inventory, which is reviewed for adequacy on a periodic basis. Work in progress consists of percentage of completion revenues recognized in excess of customer billings and deposits and billings in excess of revenues on specific contracts. The components of inventories and work in progress at December 31, 2002 were as follows:

	December 31, 2002	December 31, 2001
Raw materials	$ 409,806	$ 496,332
Finished goods	1,534,387	1,856,011
Manufacturing parts and materials	272,048	708,036
Work in progress	110,539	1,000,799
Inventory obsolescence reserve	(509,063)	(357,025)
	$1,817,717	$3,704,153

Property and Equipment

Property and equipment are stated at cost. The cost of ordinary maintenance and repairs is charged to operations, while replacements and major improvements are capitalized. Depreciation is provided at rates considered sufficient to amortize the cost of the assets using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	20 years
Machinery and equipment	5-8 years
Furniture and fixtures	5 years
Transportation equipment	3 years
Computer equipment	3 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of companies acquired in business combinations accounted for using the purchase method. Goodwill acquired in business combinations prior to June 30, 2001 had been amortized using the straight-line method over an estimated useful life of 20 years. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized but instead be reviewed periodically for possible impairment. The Company adopted SFAS No. 142 effective January 1, 2002 and will no longer amortize goodwill. The goodwill amortization expense during the year ended December 31, 2001, was $378,040.

The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") effective January 1, 2002. This statement addresses accounting and reporting for acquired goodwill and intangible assets. In the third quarter, we completed our initial assessment of goodwill impairment as required under SFAS No. 142. In accordance with the transitional provisions of SFAS No. 142, the Company determined, with the assistance of an independent appraiser, that the carrying value of goodwill and related assets of the Equipment Specialties, Inc. ("ES") reporting unit exceeded its fair value. There was approximately $1.3 million of goodwill attributable to the Equipment Manufacturing segment which consists of two reporting units, ES and Material Translogistics, Inc. ("MTI"). As a result, the Company recognized a charge to income of $452,744 ($.09 loss per share) for the ES reporting unit which represents all of this unit's goodwill. Our test concluded there was no impairment for MTI. The goodwill impairment is reflected as the cumulative effect of change in accounting principle during the first quarter of 2002. As of the end of each period presented, all of the Company's other intangible assets had definitive lives and were being amortized accordingly.

In addition to the transitional year impairment test mentioned above, we also conducted a goodwill impairment assessment during the fourth quarter of 2002 for the Petrovalve reporting unit within the Downhole Equipment Segment. There was approximately $5.5 million of goodwill attributable to this segment, all relating to the Petrovalve reporting unit. Our test concluded that $600.0 thousand of goodwill was impaired. Consequently, we have recognized this impairment loss in Results of Operations in the fourth quarter of 2002.

We concluded, for the other reporting units of the Company, that their assets and liabilities had not changed significantly since the transition test and thus they were not tested during the impairment assessment in the fourth quarter of 2002. See Note 10 of the Notes to Consolidated Financial Statements.

Income Taxes

Income taxes are computed under the liability method based upon rates prevailing at the end of the period. The Company provides deferred income tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. These deferred assets and liabilities are based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Loss Per Share

Loss per common share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding. Dilutive loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares and dilutive potential common shares outstanding. There were no potentially dilutive common shares as of December 31, 2002 or 2001.

Stock-Based Compensation

The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method, as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock, and is recognized over the related vesting period. The Company provides supplemental disclosure of the effect on net income and earnings per share as if the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and certain assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 – Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has sustained accumulated operating losses since inception. In addition, the Company has used substantial amounts of working capital in their operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

In view of these matters, realization of a major portion of the assets in the accompanying consolidated balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

Management believes that actions taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with adequate working capital:

- The Company believes that revenues will increase in fiscal 2003.
- Management continues to actively seek potential acquisition or merger candidates to either decrease costs of providing products or add new products and customer base to diversify the Company's market.
- The Company is expanding its Specialty Chemicals business segment in Canada and Mexico and expects these markets to yield significant revenue and profit in 2003.
- Management is working with its primary lender to restructure its revolving lines of credit to add more flexibility in accessing working capital.
- Management fully expects PDVSA to use the $1.2 million in product, currently under the control of our agent, and to order additional product in 2003.
- New management at ES, a reporting unit within the Equipment Manufacturing Segment, have significantly improved operating controls and work processes resulting in improved efficiencies, lower costs and increased quality.

Note 3 – Acquisitions

In January 2002, the Company issued 26,116 shares of common stock valued at $82,309 to the former shareholders of MTI. Under the original acquisition agreement, which had an effective date of June 29, 2001, the shareholders of MTI could receive up to 52,232 additional shares of common stock, contingent upon the execution of two future contracts. One of these contracts became effective in January 2002 and the shares issued above relate to that contract. The other contract had not been executed as of December 31, 2002.

On February 19, 2002, the Company acquired 100% of the common stock of IBS 2000, Inc. ("IBS"), a Denver-based company engaged in the development and manufacturing of environmentally neutral chemicals for the oil industry. IBS is in the development stage and has had limited operating history. The Company paid $100,000 in cash and issued 34,000 shares of common stock valued at $107,157 to acquire IBS. Including legal and other transaction costs, the acquisition resulted in the recording of approximately $197,000 of goodwill and other intangibles. Revenue and operations of IBS were immaterial.

Note 4 – Stock Settlement

In early 2002, the Company became aware of an accounting issue regarding the application of the percentage of completion accounting method in one of the subsidiaries of CESI prior to the merger of Flotek and CESI (the "Merger"), during the time CESI was a private company. Further review resulted in adjustments to the financial statements to reflect a proper application of the percentage of completion accounting method. These adjusted financial statements differed materially from the ones provided to the Company by CESI prior to the Merger. After discussions with representatives of CESI, certain former shareholders of CESI agreed to surrender 180,000 of the common shares which were received by them pursuant to the Merger. On July 19, 2002, these shares were redistributed for the benefit of the shareholders of Flotek Industries, Inc. other than former CESI shareholders. This was accomplished by declaring a stock dividend to all shareholders and securing the agreement of all former CESI shareholders to waive their beneficial interest in the stock dividend. The stock dividend was also waived by all other shareholders who received shares subsequent to the Merger. The net effect of these transactions was to distribute 180,000 shares to the shareholders of Flotek Industries, Inc. Accordingly, with the cancellation of the 180,000 shares surrendered by certain CESI shareholders, there was no net change in the outstanding shares of the Company as a result of this settlement.

Note 5 – Accounts Receivable

At December 31, 2002, the Company had approximately $1,227.0 thousand of accounts receivable from a customer in Venezuela, all of which arose from goods shipped in the first half of 2002. As a result of political instability and work disruptions in the country, these amounts have not been paid within the customary payment terms for this customer. The ultimate customer for these goods is PDVSA, the national oil company of Venezuela. Our customer holds a contract to deliver over $5 million of our proprietary products to PDVSA during the next three years. However, PDVSA has delayed acceptance of the majority of the goods shipped due to the recent political unrest and oil and gas industry work curtailment in Venezuela. Currently, we are waiting on payment for approximately $27 thousand of product shipped to and accepted by PDVSA. The remaining $1.2 million has not been shipped to the end customer (PDVSA). Our contacts within PDVSA inform us that our product will be needed as they begin to ramp up oil production to pre-strike levels. We believe the product will eventually be shipped to PDVSA but we cannot predict when. Thus, we have established a reserve for doubtful accounts for $878.0 thousand, the portion that we believe to be unrealizable if the product is not ultimately delivered to PDVSA. We fully expect, once PDVSA accepts the product, that they will pay, as they have in 2002, within their customary payment terms.

Note 6 – Property, Plant and Equipment

At December 31, 2002 and December 31, 2001, property, plant and equipment were comprised of the following:

	December 31, 2002	December 31, 2001
Land	$ 118,700	$ 145,000
Buildings and leasehold improvements	3,274,799	2,115,078
Machinery and equipment	1,129,223	1,195,632
Furniture and fixtures	67,236	67,936
Transportation	570,407	456,690
Computer equipment	156,156	76,497
Total property and equipment	5,316,519	4,056,833
Less accumulated depreciation	(930,337)	(384,894)
Net property and equipment	$ 4,386,182	$ 3,671,939

Note 7 – Capital Lease Obligation

On February 28, 2002, the Company sold its rights and obligation to purchase the land and buildings covered by a capital lease obligation, together with capital improvements to the property totaling approximately $750.0 thousand to Oklahoma Facilities, LLC ("Facilities"). An officer of the Company has a minority investment interest in and is an officer of Facilities. The total consideration at closing was $1.4 million with net cash proceeds to the Company of $761.0 thousand. The transaction did not generate any gain or loss. The Company simultaneously entered into a capital lease agreement with Facilities under which it is obligated to pay average rent of $18,000 per month for a fixed term of ten years. The Company has the right to buy the property at any time during the first two years of the lease for a fixed price of $1.4 million. The Company also has the option to purchase the building for a fixed price of $420.0 thousand at the end of the ten-year lease term.

The following is a schedule of future minimum lease payments under the capital lease, together with net lease payments as of December 31, 2002:

For the Year Ending December 31,	
2003	226,500
2004	237,000
2005	219,500
2006	216,000
2007	216,000
Thereafter	1,339,122
Total	2,454,123
Less amount representing interest	1,065,862
Present value of net minimum lease payments	1,388,261
Less current portion	66,535
Long-term portion of present value of net minimum lease payments	1,321,726

Note 8 – Notes Payable

Notes payable at December 31, 2002 and December 31, 2001 consisted of the following:

	December 31, 2002	December 31, 2001
Revolving line of credit, secured by accounts receivable and inventory, bearing interest at the prime rate plus 1.25%, due in May 2003, with maximum borrowings of $1,414,035 (1)	$ 1,414,035	$ 1,252,966
Revolving line of credit, secured by accounts receivable and inventory, bearing interest at the prime rate plus 1.25%, due in January 2003, with maximum borrowings of $1,608,100 (2) (see Note 15)	1,593,109	-
Note payable, secured by accounts receivable, bearing interest at the prime rate, 4.25% at December 31, 2002, plus 4.25%, payable in monthly installments of $8,045 including interest, due upon collection of the pledged accounts receivable or August 1, 2003, whichever is earlier	495,780	-
Other notes payable	30,000	30,000
Total notes payable	$ 3,532,924	$ 1,282,966

On July 25, 2002, the Company borrowed $500,000 under a promissory note from Oklahoma Facilities LLC ("Facilities"). An officer of the Company has a minority investment interest in and is an officer of Facilities. The note is secured by an account receivable from the Company's major customer in Venezuela. The note requires payments of interest only for the first three months and fixed payments of $8,045 per month thereafter. The note is due upon the collection of the account receivable, but in any event must be paid in full by August 1, 2003. Proceeds from the loan were used to meet general corporate purposes.

At December 31, 2002, the Company was not in compliance on its borrowing base requirements for its revolving lines of credit. This noncompliance is attributable to two items as follows:

1. Over 90 day accounts receivable are to be excluded in the calculation of eligible asset base in the borrowing base calculation. The majority, approximately $1,227.0 thousand, of the over 90 day accounts receivable relates to amounts due from a customer in Venezuela as further explained in Note 5 of the Notes to the Consolidated Financial Statements. On January 31, 2003, the Lender for the revolving lines of credit granted the Company a 90 day waiver from excluding over 90 day accounts receivable in the borrowing base calculation. The waiver expires on April 1, 2003. With the waiver the Company is in compliance with its revolving line credit agreements; however,

2. Even with the over 90 day accounts receivable waiver mentioned above, the Company's borrowings against its revolving lines of credit exceeded the eligible asset base by approximately $559.7 thousand at December 31, 2002. The Lender has not determined the impact of this on the Company's revolving lines of credit.

(1) Limited to a borrowing base amount calculated as 60% of eligible accounts receivable and inventory.
(2) Limited to a borrowing base amount calculated as 50% of eligible accounts receivable and inventory.

Note 9 – Long-Term Debt

Long-term debt at December 31, 2002 and December 31, 2001, consisted of the following:

	December 31, 2002	December 31, 2001
Notes payable to shareholders of acquired businesses, unsecured, bearing interest at 9% payable quarterly, due in five annual installments of $200,000 each beginning January 2002	$ 800,000	$ 1,000,000
Note payable to bank, bearing interest at the prime rate plus 1%, payable in monthly installments of $39,812 including interest, due in January 2008	2,025,119	2,439,532
Note payable to bank, bearing interest at the prime rate plus 1%, payable in monthly installments of $14,823 including interest, due in September 2004	307,375	464,538
Construction loan payable to bank, bearing interest at the prime rate plus 1%, payable in monthly installments of $25,923 including interest, due in January 2005 (see Note 15)	594,740	-
Mortgage note on property, bearing interest at 10%, payable in monthly installments of $1,470 including interest, due in December 2012	111,228	115,877
Notes payable to Duncan Area Economic Development Foundation, unsecured, interest at 6%, payable in monthly installments of $1,934 including interest, due in May 2006	68,182	87,620
Secured vehicle and other equipment loans	110,700	109,140
Total	4,017,344	4,216,707
Less current maturities	977,695	876,737
Long-term debt	$ 3,039,649	$ 3,339,970

The revolving lines of credit and bank notes payable are owed to the Company's primary lending bank and are secured by substantially all of the assets of the Company. They have also been personally guaranteed by an officer of the Company.

The following is a schedule of future maturities of long-term debt:

Years ending December 31,	
2003	1,078,589
2004	965,931
2005	852,904
2006	764,912
2007	386,249
Thereafter	69,652

Note 10 – Goodwill and Other Intangible Assets

Following is a reconciliation of goodwill:

Beginning balance, December 31, 2001	$ 13,111,840
Acquisitions	207,250
Goodwill impairment, January 1, 2002 associated with the ES reporting unit	(452,744)
Goodwill impairment, December 31, 2002 associated with the Petrovalve reporting unit	(600,000)
Ending balance, December 31, 2002	$ 12,266,346

Following is a reconciliation of the reported net loss to the adjusted net loss reflecting the impact of the adoption of SFAS No. 142 on all periods presented:

	Year Ended December 31,	
	2002	2001
Reported net loss:		
Reported net loss	$ (5,462,832)	$ (1,407,935)
Add back: Cumulative effect of accounting change for impairment of goodwill	452,744	-
Goodwill amortization	-	378,040
Adjusted net loss	$(5,010,088)	$(1,029,895)

	Year Ended December 31,	
	2002	2001
Basic and diluted earnings per share:		
Reported net loss	$ (1.10)	$ (0.44)
Add back: Cumulative effect of accounting change for impairment of goodwill	(.09)	-
Goodwill amortization	-	.12
Adjusted net loss	$ (1.01)	$ (0.36)

The Company evaluates the recoverability of its intangible assets subject to amortization in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment is recognized in the event that the net book value of an asset exceeds the sum of the future undiscounted cash flows attributable to such asset or the business to which such asset relates and the net book value exceeds fair value. The impairment amount is measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. As of December 31, 2002, the Company did not recognize any impairment associated with its long-lived assets.

Other intangible assets are comprised of the following:

	December 31, 2002		December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$ 266,148	$ 102,099	$ 266,148	$ 74,815
Other Intangibles	104,464	31,092	-	-
Total	$ 370,612	$ 133,191	$ 266,148	$ 74,815

	Aggregate Expense for the Three Months Ended		Aggregate Expense for the Year Ended	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Patents	$ 7,779	$ 118	$ 27,264	$ 118
Other Intangibles	10,466	-	31,339	-
Total	$ 18,161	$ 118	$ 58,603	$ 118

Estimated Amortization Expense:

For the year ended December 31, 2003	$ 68,400
For the year ended December 31, 2004	$ 57,954
For the year ended December 31, 2005	$ 26,616
For the year ended December 31, 2006	$ 26,616
For the year ended December 31, 2007	$ 26,616

Note 11 – Stock Options and Warrants

The Company and its predecessors have issued non-qualified employee stock options to employees, officers, directors and consultants from time to time as approved by the Board of Directors. The exercise price has been equal to the fair market value at the date of grant. The shares covered by the option agreements are not registered with the Securities and Exchange Commission.

The following table presents stock options issued and outstanding during the period:

	Shares	Range of Exercise Prices		Weighted Average Exercise Price
		Low	High	
Balance at December 31, 2001	166,790	$ 3.60	$ 12.96	$ 5.03
Options granted	-	-	-	-
Stock Dividend Adjustment (a)	16,172	3.49	11.77	4.82
Options exercised	-	-	-	-
Options cancelled	(6,215)	11.77	11.77	11.77
Balance at December 31, 2002	176,747	$ 3.49	$ 11.77	$ 4.70

(a) See Note 4 of the Notes to Consolidated Financial Statements which discusses the stock adjustment as a result of the merger between Flotek Industries, Inc. and CESI.

The weighted average contractual life remaining on outstanding stock options was approximately 1.5 years at December 31, 2002.

Prior to the Merger, Flotek had outstanding warrants to purchase 56,030 shares of common stock, adjusted for the stock settlement as described in Note 4 of the Notes to Consolidated Financial Statements, at an exercise price of $14.40 per share, which expire in October 2006. These warrants were assumed by the combined company. The expiration date of these warrants can be accelerated in the event that the closing price of the common stock of the Company is in excess of $21.60 for a period of 60 consecutive trading days.

Note 12 – Federal Income Tax

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	December 31, 2002	December 31, 2001
Federal income tax (benefit) at 34%	$ (1,857,362)	$ (478,696)
Nondeductible items	14,850	4,833
Other	(1,404,488)	(108,137)
Change in valuation allowance	3,274,000	582,000
	$ -	$ -

The components of deferred taxes are as follows:

Allowance for doubtful accounts	$ 306,000	$ 71,000
Inventory reserves	173,000	121,000
Net operating loss carryforward	3,283,000	440,000
Goodwill impairment	358,000	-
Accumulated depreciation	(238,000)	3,000
	3,882,000	635,000
Valuation allowance	(3,882,000)	(635,000)
	$ -	$ -

At December 31, 2002, the Company had estimated net operating loss carryforwards which may be available to offset future taxable income of approximately $9.65 million, expiring in 2021. Under federal tax law, the amount and availability of Flotek's loss carryforwards are subject to complex tax regulations and restrictive tests. The utilization of such carryforwards can be severely limited or effectively lost upon certain changes in ownership, such as the Merger. The utilization of any of these net operating loss carryforwards is dependent on the future profitability of the Company. Accordingly, no assurance can be given regarding the ultimate realization of such loss carryforwards. An allowance has been recorded to fully offset the net deferred tax asset.

Note 13 – Operating Leases

The Company has entered into operating leases for office space, vehicles and equipment. Future minimum lease payments under these leases are as follows:

Years ending December 31,	
2003	$151,177
2004	129,183
2005	44,163
2006	29,966
2007	31,472
	$385,961

Total rent expense under these operating leases totaled approximately $170,334 during the year ended December 31, 2002.

Note 14 – Segment Information

The Company's product lines are divided into three segments within the oilfield service industry:

- The Specialty Chemicals segment develops, manufactures, packages and sells chemicals used by other oilfield service companies in oil and gas well cementing, stimulation and production.

- The Equipment Manufacturing segment designs, manufactures and rebuilds specialized cementing and stimulation equipment, including heavy vehicles used for pressure pumping, blending and bulk material transport. This segment also designs, constructs and manages automated bulk material handling and loading facilities for other oilfield service companies.

- The Downhole Equipment segment manufactures and markets the Petrovalve line of downhole pump components and the Turbeco line of casing centralizers.

The Company's reportable segments are strategic business units that offer different products and services. Each business segment requires different technology and marketing strategies and is managed independently. The accounting policies used in each of the segments are the same as those described in the significant accounting policies. The Company evaluates the performance of its operating segments based on operating income, net of depreciation expense and goodwill amortization, but excluding other income and unusual charges. Intersegment sales and transfers are not material.

Essentially all of the Company's revenues are derived from the oil and gas industry. This concentration of customers in one industry increases the credit and business risks of the Company, particularly given the volatility of activity levels in the industry. The majority of the Company's sales are to major or large independent oilfield service companies with established credit histories and actual credit losses have been insignificant. Four customers accounted for 44.2% of our consolidated revenues for the year ended December 31, 2002. Three of these customers were in the Specialty Chemicals segment of our business and they collectively accounted for 65.2% of the revenues in this segment. The remaining customer was in the downhole equipment segment of our business and it accounted for 52.1% of the revenues in this segment.

The Company operates primarily in the United States. The Company derived more than 10% of its revenues from international customers during the year ended December 31, 2002, and expects to increase the level of these sales in the future. International customers can pose additional credit risks to the Company. As of December 31, 2002, the Company had approximately $1,227.0 thousand in accounts receivable from a customer located in Venezuela. All of these sales were recorded in 2002. As a result of recent political unrest and oil and gas industry work curtailment in Venezuela, the Company has experienced significant delays in receiving payment for the items sold in 2002. The Company has an established long-term relationship with the customer and fully expects the ultimate customer to consume the remaining product as Venezuela ramps up oil production. The Company expects that these accounts receivable will ultimately be paid, but cannot predict the timing of collection. Consequently, the Company has provided a reserve for doubtful accounts associated with this balance.

The following table presents the revenues, operating income, total assets and other information for each reportable segment as of and for the year ended December 31, 2002 ($ in thousands):

	Specialty Chemicals	Equipment Manufacturing	Downhole Equipment	Corporate and Other	Total
Net sales to external customers	$ 6,845	$ 3,721	$ 2,694	$ -	$ 13,261
Income (loss) from operations	$ 854	$ (1,647)	$ (1,688)	$ (1,891)	$ (4,372)
Depreciation and amortization	$ 273	$ 292	$ 80	$ 60	$ 705
Total assets	$ 9,379	$ 4,383	$ 6,886	$ 292	$ 20,940
Goodwill, net	$ 6,550	$ 795	$ 4,921	$ -	$ 12,266
Capital expenditures	$ -	$ 1,465	$ 8	$ -	$ 1,473

Note 15 – Subsequent Events (Unaudited)

On January 9, 2003 ES, a Flotek Industries, Inc. company, entered into agreements with Stimulation Instruments, Inc. to refurbish four Nitrogen Skid Units at a total sales price of $412,000 and broker the sale of these units for a commission of $5,000 per unit plus 50% of the sales proceeds in excess of $160,000 per skid. Stimulation Instruments, Inc. is owned solely by Dr. Penny, an officer and director of Flotek Industries, Inc.

On January 13, 2003, the construction loan for the MTI Transload facility in Raceland, Louisiana was refinanced on a short-term loan to December 31, 2003 with a 54 month amortization. This note bears interest at prime plus 2%, payable in monthly installments of $16,958. Reference Note 9 of the Notes to Consolidated Financial Statements.

On January 30, 2003, CESI Chemical ("CESI"), a Flotek Industries, Inc. company, entered into an agreement with Stimulation Chemicals, LLC ("SCL") for the purchase of various raw materials from CESI Chemical suppliers under deferred payment terms. SCL will procure the raw materials as ordered by CESI granting CESI 120 day payment terms for a percent markup on established supplier prices up to a purchase value of $330,000. SCL invoices not paid by CESI within 120 days will bear interest at 1% per month. SCL is owned jointly by Dr. Penny and Mr. Beall, whom are both directors of Flotek Industries, Inc.

The revolving line of credit, totaling $1,608,100 and secured by accounts receivable and inventory due January 6, 2003 was refinanced on January 31, 2003 for 66 days to April 7, 2003 at prime plus 1.25%. Reference Note 8 of the Notes to Consolidated Financial Statements.

On February 11, 2003, Mr. Dumas, Chairman of the Board and Chief Executive Officer, made a short-term loan to the Company for $135,000 to cover operating cash flow requirements. This note bears interest at 6%.

On February 24, 2003, the Company entered into a forbearance agreement with two shareholders of acquired business extending $100,000 each of principal payments due, under the original promissory note, on January 22, 2003 until June 30, 2003 and September 30, 2003. Interest at 9% under the terms of the original note continues to be payable quarterly. In the event that principal payments are not made when due, a penalty of 5.25% of the outstanding unpaid principal will be assessed. In addition, interest will default to a rate of 12% per annum, until past due amounts are paid.

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Items 9 to 12 Inclusive.

These items have been omitted in accordance with the general instructions to Form 10-KSB Annual Report. The Registrant intends to file with the Securities and Exchange Commission prior to April 30, 2003, pursuant to Regulation 14A, a definitive proxy statement that will involve the election of directors. The information required by these items will be included in such proxy statement and are incorporated herein by reference.

Item 13. ***Exhibits and Reports on Form 8-K***

(a) Exhibits:

Index to Exhibits

Exhibit Number	Description of Exhibit
3.1 *	Articles of Incorporation of Flotek Industries, Inc. (incorporated by reference to Appendix E of the Company's Definitive Proxy Statement filed with the Commission on September 27, 2001).
3.2 *	By-laws of Flotek Industries, Inc. (incorporated by reference to Appendix F of the Company's Definitive Proxy Statement filed with the Commission on September 27, 2001).
4.1 *	Registration Right Agreement, effective as of April 30, 2000, signed in August 2000 (incorporated by reference to Exhibit 4.3 of the Company's Form 10-QSB for the quarter ended August 31, 2000).
10.1 *	Promissory Note, Loan Agreement and Security Agreement dated January 7, 2002 by and between Legacy Bank and Flotek Industries, Inc. (incorporated by reference to the Company's Form 10-QSB filed with the Commission on August 14, 2002).
10.2 *	Promissory Note, Loan Agreement and Security Agreement dated January 4, 2002 by and between Legacy Bank and Flotek Industries, Inc. (incorporated by reference to the Company's Form 10-QSB filed with the Commission on August 14, 2002).
10.3 *	Lease Agreement with Option to Purchase, dated February 28, 2002, by and between Oklahoma Facilities, L.L.C. and Neal's Technology Company, Inc. (incorporated by reference to the Company's Form 10-QSB filed with the Commission on May 20, 2002).

10.4 *	Promissory Note and Collateral Assignment Agreement dated July 25, 2002 by and between Oklahoma Facilities, L.L.C. and Flotek Industries, Inc. (incorporated by reference to the Company's Form 10-QSB filed with the Commission on August 14, 2002).
10.5 *	Change in Terms Agreement dated September 16, 2002 by and between Legacy Bank and Flotek Industries, Inc. (incorporated by reference to the Company's Form 10-QSB filed with the Commission on November 12, 2002).
21.1	List of Subsidiaries.
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously Filed

(b) Reports on Form 8-K:

None.

Item 14. Controls and Procedures.

The Company's Chief Executive Officer and Chief Financial Officer (collectively, the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. Such officers have concluded (based upon their evaluation of these controls and procedures as of a date within 90 days of the filing of this report) that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in this report is accumulated and communicated to the Company's management, including its principal executive officers as appropriate, to allow timely decisions regarding required disclosure.

The Certifying Officers also have indicated that there were no significant changes in the Company's internal controls or other factors that could significantly affect such controls subsequent to the date of their evaluation. Previously noted weaknesses have been corrected.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLOTEK INDUSTRIES, INC.

Date: March 31, 2003

By: /s/ Jerry D. Dumas, Sr.
Jerry D. Dumas, Sr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date	Signature	Title(s)
March 31, 2003	/s/ Jerry D. Dumas, Sr. Jerry D. Dumas, Sr.	Chairman and Chief Executive Officer
March 31, 2003	/s/ Glenn S. Penny Glenn S. Penny	President, Chief Technical Officer and Director
March 31, 2003	/s/ Mark D. Kehnemund Mark D. Kehnemund	Chief Financial Officer
March 31, 2003	/s/ Robert S. Beall Robert S. Beall	Director
March 31, 2003	/s/ John W. Chisholm John W. Chisholm	Director
March 31, 2003	/s/ Gary M. Pittman Gary M. Pittman	Director
March 31, 2003	/s/ Barry E. Stewart Barry E. Stewart	Director
March 31, 2003	/s/ William R. Ziegler William R. Ziegler	Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Flotek Industries, Inc. on Form 10-KSB for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I, Jerry D. Dumas, Sr., the Chief Executive Officer of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, that:

1. I have reviewed this annual report on Form 10-KSB of Flotek Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Jerry D. Dumas, Sr.
Jerry D. Dumas, Sr.
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Flotek Industries, Inc. on Form 10-KSB for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I, Mark D. Kehnemund, the Chief Financial Officer of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, that:

7. I have reviewed this annual report on Form 10-KSB of Flotek Industries, Inc.;

8. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

9. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

10. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

11. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

12. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Mark D. Kehnemund
Mark D. Kehnemund
Chief Financial Officer

Exhibit 21.1

Flotek Industries, Inc.
List of Subsidiaries

Chemical & Equipment Specialties, Inc.
Oklahoma Corporation

Esses, Inc.
Oklahoma Corporation

Plainsman Technology, Inc.
Oklahoma Corporation

Equipment Specialties, Inc.
Oklahoma Corporation

Material Translogistics, Inc.
Texas Corporation

Padko International, Inc.
Oklahoma Corporation

Petrovalve International, Inc.
Alberta Corporation

Petrovalve, Inc.
Delaware Corporation

USA Petrovalve, Inc.
Texas Corporation

Turbeco, Inc.
Texas Corporation

Trinity Tool, Inc.
Texas Corporation

Petrovalve Int'l (Barbados), Inc.
Barbados Corporation

Exhibit 99.1

Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Flotek Industries, Inc. (the "Company") on Form 10-KSB for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (March 31, 2003), Jerry D. Dumas, Sr., as Chief Executive Officer of the Company, and Mark D. Kehnemund, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by *§ 906* has been provided to Flotek Industries, Inc. and will be retained by Flotek Industries, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Jerry D. Dumas, Sr.
Jerry D. Dumas, Sr.
Chief Executive Officer

Date: March 31, 2003

/s/ Mark D. Kehnemund
Mark D. Kehnemund
Sr. Vice President & Chief Financial Officer

Date: March 31, 2003

This certification accompanies this Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

THIS PAGE INTENTIONALLY LEFT BLANK

CORPORATE DIRECTORY


FLOTEK

Board of Directors

Jerry D. Dumas, Sr. (1998)
Chairman of the Board

Robert S. Beall (2001)
Member, Compensation Committee
R.S. Beall Investments, Inc.
Bedford, Texas

John W. Chisholm (1999)
Member, Audit Committee
Wellogix, Inc.
Houston, Texas

Glenn S. Penny (2001)

Gary M. Pittman (1997)
Chairman, Compensation Committee
Pittman & Company
McLean, Virginia

Barry E. Stewart (2001)
Chairman, Audit Committee
Inphact, Inc.
Brentwood, Tennessee

William R. Ziegler (1997)
Member, Compensation Committee
Satterlee, Stephens, Burke & Burke LLP
New York, New York

Corporate Officers

Jerry D. Dumas, Sr.
Chief Executive Officer,
Chairman of the Board

Mark D. Kehnemund
Senior Vice President,
Chief Financial Officer

Glenn S. Penny
President, Chief Technical Officer,
Chemical Patents

Rosalie T. Melia
Corporate Secretary

Division Vice Presidents

Oscar H. Rivas
Senior Vice President, Petrovalve Global

Richard L. Johnson II
Senior Vice President, CESI Chemical

Michael C. Gillespie
Vice President, MTI

Kevin Edgley
Vice President, Equipment Specialties

Terry A. Lowrey
Vice President, Turbeco Drilling Products

Robert H. Wittman
Vice President, Engineering Division

Shareholder Information

For more information, please
write to our Corporate Office:
Investor Relations
7030 Empire Central Drive
Houston, Texas 77040
Contact us at (713) 849-9911, or
visit our website at
www.flotekind.com

Annual Meeting

The Company's Annual Meeting of Stockholders will be held at 2:00 p.m. Local time on May 22, 2003, at the Crowne Plaza Hotel, 12801 Northwest Freeway, Houston, Texas.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(212) 936-5100

Independent Auditors

Weinstein Spira & Company, P.C.
Five East Greenway Plaza,
Suite 2200
Houston, Texas 77046
(713) 622-7000


FLOTEK

Flotek Industries, Inc.
7030 Empire Central Drive
Houston, Texas 77040
713-849-9911

FLOTEK INDUSTRIES, INC.
7030 Empire Central Drive
Houston, Texas 77040


SEC MAIL PROCESSING
RECEIVED
APR 2 3 2003
WASH, D.C.
207
SECTION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 22, 2003

To the Stockholders of Flotek Industries, Inc.:

At the direction of the Board of Directors of Flotek Industries, Inc. (the "Company"), a Delaware corporation, NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of the Company will be held at the Crowne Plaza Hotel, 12801 Northwest Freeway, Houston, Texas 77040, on May 22, 2003 at 2:00 p.m. (local time), for the purpose of considering and voting upon the following matters:

1. The election of seven directors to serve until the next annual meeting of stockholders of the Company or until their successors are duly elected and qualified, or until their earlier resignation or removal.
2. Approval of the 2003 Long-Term Incentive Plan.
3. Any other business which may be properly brought before the meeting or any adjournment thereof.

By order of the Board of Directors

Rosalie Melia
Secretary

April 23, 2003

YOU ARE REQUESTED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER YOU PLAN TO ATTEND THE MEETING IN PERSON OR NOT. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

FLOTEK INDUSTRIES, INC.
7030 Empire Central Drive
Houston, Texas 77040

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS

May 22, 2003

This Proxy Statement and the accompanying form of proxy are being sent to the stockholders of Flotek Industries, Inc. (the "Company"), a Delaware corporation, in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies to be voted at the Annual Meeting of Stockholders of the Company (the "Meeting") to be held at 2:00 p.m. (local time) on Thursday, May 22, 2003, at the Crowne Plaza Hotel, 12801 Northwest Freeway, Houston, Texas 77040, and at any adjournments thereof.

The Notice of Meeting, this Proxy Statement and the accompanying form of proxy are first being mailed to the stockholders on or about April 23, 2003. The Annual Report of the Company for the year 2002 has been furnished to stockholders with this Proxy Statement.

At the Meeting, stockholders will be asked (i) to consider and vote upon the election of seven nominees to serve on the Board of Directors of the Company; (ii) to consider and vote upon the adoption of the 2003 Long-Term Incentive Plan of the Company; and (iii) to consider and take action upon such other matters as may properly come before the Meeting.

VOTING RIGHTS AND PROXIES

The Board of Directors has fixed the close of business on April 2, 2003, as the record date for determination of stockholders entitled to notice of, and to vote at, the Meeting. At the close of business on such date, there were outstanding and entitled to vote 5,521,670 shares of common stock, $0.0001 par value per share ("Common Stock") of the Company, which is the Company's only authorized and outstanding class of stock entitled to vote at the Meeting.

Holders of at least one-third of the outstanding shares of Common Stock are required to be represented at the Meeting, in person or by proxy, to constitute a quorum. Each outstanding share of Common Stock as of the record date is entitled to one vote. There will be no cumulative voting of shares for any matter voted upon at the Meeting.

Directors are elected by a plurality of the votes cast. Abstentions and broker nonvotes will be disregarded and have no effect on the outcome of the election of directors.

The affirmative vote of at least a majority of the shares represented at the Meeting is required to approve the 2003 Long-Term Incentive Plan of the Company. In determining whether this proposal has received the requisite number of affirmative votes, abstentions and broker nonvotes will have the same effect as votes against the proposal.

If the enclosed form of proxy is properly executed and returned to the Company prior to or at the Meeting and is not revoked prior to its exercise, all shares of Common Stock represented thereby will be voted at the Meeting and, where instructions have been given by a stockholder, will be voted in accordance with such instructions.

Any stockholder executing a proxy which is solicited hereby has the power to revoke it prior to its exercise. Revocation may be made by attending the Meeting and voting the shares of Common Stock in person or by delivering to the Secretary of the Company at the principal executive offices of the Company located at 7030 Empire Central Drive, Houston, Texas 77040 prior to exercise of the Proxy a written notice of revocation or a later-dated, properly executed proxy.

The solicitation of proxies will be by mail, but proxies also may be solicited by telephone, telegram or in person by directors, officers and other employees of the Company. The Company will bear all costs of soliciting proxies. Should the Company, in order to solicit proxies, request the assistance of financial institutions, brokerage houses or other custodians, nominees or fiduciaries, the Company will reimburse such persons for their reasonable expenses in forwarding proxy materials to stockholders and obtaining their proxies.

ITEM 1: ELECTION OF DIRECTORS

The members of the Board of Directors serve one-year terms. Directors are elected by a plurality of the votes cast. Abstentions and broker nonvotes will be disregarded and have no effect on the outcome of the election of directors.

Both Messrs. Richard L. Johnson II and Roger K. Padgham voluntarily resigned as directors of the Company in December, 2002.

Seven nominees, Jerry D. Dumas, Sr., Gary M. Pittman, Robert S. Beall, Barry E. Stewart, Dr. Glenn S. Penny, John W. Chisholm, and William R. Ziegler, are proposed to be elected to serve as directors of the Company until the next annual meeting of stockholders or until their successors are duly elected and qualified, or until their earlier resignation or removal.

All proxies which are timely received in proper form will be voted FOR the Board's nominees for director, unless contrary instructions are given. All nominees are presently directors of the Company. If any nominee is unable to serve, the Board of Directors may designate a substitute nominee, in which event the proxy votes which would have been cast for the nominee not serving will be cast for the substitute nominee.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE ELECTION OF THE NOMINEES.

Nominees and Executive Officers

The following table provides certain information with respect to the Board nominees, and the executive officers of the Company.

Name	Age	Positions	Position Held Since
Jerry D. Dumas, Sr.	68	Chief Executive Officer and Director	1998
Gary M. Pittman	39	Director	1997
Robert S. Beall	45	Director	2001
Barry E. Stewart	48	Director	2001
Glenn S. Penny	53	Chief Technical Officer and Director	2001
John W. Chisholm	48	Director	1999
William R. Ziegler	61	Director	1997
Mark D. Kehnemund	53	Chief Financial Officer	2002

The following is a brief description of the background and principal occupation of each Nominee and executive officer:

Jerry D. Dumas, Sr. – Mr. Dumas became Chairman of the Board of Directors of the Company in 1998. He has served as Chief Executive Officer of the Company since September 1998. Prior to that he was Vice President of Corporate and Executive Services with Merrill Lynch from 1988 to 1998. Mr. Dumas also served as Group Division President with Hughes Tool Company, a predecessor to Baker Hughes, Inc. from 1980 to 1984.

Glenn S. Penny – Dr. Penny became President, Chief Technical Officer and a Director of the Company effective with the closing of the merger (the "Merger") between Flotek Industries, Inc. and Chemical & Equipment Specialties, Inc. ("CESI") on October 31, 2001. Dr. Penny founded CESI in April 2000 and served as its President and Chief Executive Officer until the Merger. Prior to founding CESI, Dr. Penny served as President of Stim-Lab, Inc., a company specializing in independent testing of completion fluids and methods, from its founding in 1985 to April 2000. Stim-Lab, Inc. was acquired by Core Laboratories N.V., an NYSE-listed oilfield service company, in 1997.

Mark D. Kehnemund – Mr. Kehnemund was appointed Chief Financial Officer of the Company in June 2002. Prior to joining Flotek, Mr. Kehnemund spent twenty-six years with Halliburton Company in various executive, financial, and administrative positions, including Controller of Halliburton Energy Services, Vice President & Controller of Halliburton Geophysical Services, and Director of Accounting for Halliburton Services. Mr. Kehnemund is a CPA.

Robert S. Beall – Mr. Beall has served as a Director of the Company since the closing of the Merger between Chemical and Equipment Specialties, Inc. and Flotek Industries, Inc. (October 2001). He is currently President of R. S. Beall Investments, Inc. He founded Beall Concrete Enterprises, Ltd. in 1980 and resigned his position as President in December 2002. In February 2000, Beall Concrete Enterprises, Ltd. became a subsidiary of publicly traded U. S. Concrete, Inc.

John W. Chisholm – Mr. Chisholm has served as a Director of the Company since 1999. He was formerly Chairman of and now serves as a consultant for Wellogix, Inc., a technology company which provides internet-based software applications to improve productivity and collaboration in the oil and gas industry. Mr. Chisholm co-founded ProTechnics Company and served as President of that company from 1985 to 1998. ProTechnics was acquired by Core Laboratories N.V. in 1996. After leaving Core Laboratories in 1998 as Senior Vice President of Global Sales and Marketing, Mr. Chisholm started Chisholm Energy Partners LLC to invest in mid-size energy service companies, including Wellogix, Inc. and the Company.

Gary M. Pittman – Mr. Pittman has served as a Director of the Company since 1997. He is President and Chief Executive Officer of Pittman & Company, a company he founded in 1995 to provide investment and merchant banking services to private and public companies. From 1987 to 1995, Mr. Pittman was Vice President of The Energy Recovery Fund, a $180 million private equity fund focused on the energy industry. Mr. Pittman serves as Chairman of the Company's Compensation Committee.

Barry E. Stewart – Mr. Stewart was appointed as a Director of the Company upon the closing of the Merger. Since 2000, he has served as Chief Financial Officer of Inphact, Inc., a provider of internet-based radiology services to the health care industry. He was previously Vice President of Finance for Community Health Systems, a leading NYSE-listed hospital chain. Mr. Stewart is a CPA and serves as Chairman of the Company's Audit Committee.

William R. Ziegler – Mr. Ziegler has been a Director of the Company since 1997. He has been of counsel to the law firm of Satterlee Stephens Burke & Burke LLP since January 2001. Prior to that time he was a partner in that law firm and predecessor firms for over five years. Mr. Ziegler is a Director and Vice Chairman of Grey Wolf, Inc., a provider of contract land drilling services to the oil and gas industry, and a Director of Geokinetics, Inc., a provider of seismic acquisition and geophysical services to the oil and gas industry.

There are no family relationships between any director or executive officer.

Board Committees and Meetings

The Board of Directors of the Company met seven times during 2002. Each director attended 75% or more of the Board of Directors and committee meetings held during the period he was a director or committee member.

The standing committees of the Board include the Compensation Committee consisting of Messrs. Gary Pittman, Robert Beall, and William Ziegler, and the Audit Committee, comprised of Messrs. John Chisholm and Barry Stewart.

The Compensation Committee sets compensation policy for all employees of the Company, makes recommendations to the full Board of Directors regarding executive compensation and employee stock option awards, and will administer the 2003 Long-Term Incentive Plan of the Company. The Compensation Committee met three times during the last fiscal year.

The primary function of the Audit Committee is to provide advice with respect to our financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding audit, finance, accounting, and tax compliance. In particular, the Audit Committee is responsible for overseeing the engagement, independence, and services of our independent auditors. The Audit Committee also serves to: (i) act as an independent and objective party to monitor the financial reporting process and internal control system of the Company; (ii) review and appraise the audit efforts of the independent auditors; (iii) evaluate the quarterly financial performance as well as the compliance with laws and regulations of the Company; (iv) oversee management's establishment and enforcement of financial policies and business practices; and (v) provide an open avenue of communication among the independent auditors, financial and senior management, counsel, and the Board of Directors. The Audit Committee met five times during the last fiscal year, which meetings were separate and apart from meetings of the full Board. The Board has adopted a written charter for the Audit Committee.

The Board of Directors of the Company does not have a standing executive or nominating committee or committees performing similar functions.

The above Committees meet as and when required, except for the Audit Committee which meets at least four times each year. Certain matters that may come before a committee may be reviewed or acted on by the Board as a whole.

Compliance with Section 16(a) of the Securities Exchange Act

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, the Company's directors and executive officers are required to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership of Common Stock. Copies of such forms are required to be filed with the Company. Based solely on its review of copies of such reports furnished to the Company, the Company believes that the directors and executive officers were in compliance with the filing requirements of Section 16(a) during the most recent fiscal year.

EXECUTIVE COMPENSATION

The following table sets forth cash and certain other compensation paid to or earned by the Chief Executive Officer and other executive officers of the Company who earned at least $100,000 in cash compensation for the years indicated. Amounts in the table include all compensation paid and stock options granted by the Company and its predecessor, CESI.

Summary Compensation Table

Name and Principal Position	Year	Salary	Securities Underlying Options	All Other Compensation
Jerry D. Dumas, Sr.	2002	$ 137,600	84,557	$ -
Chairman and Chief Executive Officer	2001	$ 66,000	43,750	$ -
	2000	$ -	16,667	$ -
Glenn S. Penny	2002	$ 93,700	-	$ -
President and Chief Technical Officer	2001	$ 100,000	-	$ -
	2000	$ 50,000	-	$ -

Mr. Dumas did not receive a salary prior to May 2001. There were no bonuses paid to any Executive Officers in any of the years presented. Excludes certain personal benefits, the aggregate value of which does not exceed 10% of the annual compensation shown for each person.

Option Grants in 2002

The Company does not currently have a formal stock option plan. No options were granted by the Board of Directors in 2002.

Year-End Option Values

Name	Number of Shares Underlying Unexercised Options at December 31, 2002 (#)		Value of Unexercised In-the-Money Options at Year-End ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Jerry D. Dumas, Sr.	84,557	-	$ -	$ -

There were no stock options exercised by Executive Officers in 2002. There were no in-the-money unexercised options as of December 31, 2002.
Exercisable options at year-end were adjusted for the stock dividend issued on July 19, 2002 to Flotek Industries, Inc. shareholders other than former CESI shareholders.

Compensation of Directors

Directors who are not employees of the Company are paid $250 for each meeting attended. There were a total of seven Board of Directors meetings in 2002.

Employment Contracts

Dr. Penny is covered by an employment contract which provides for minimum compensation of $100,000 per year through January 21, 2004. The contract cannot be terminated except for cause and requires continuing salary payments for the remaining term in the event of involuntary termination, including termination in connection with a change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 25, 2003, information with respect to the beneficial ownership of the Company's common stock by Executive Officers and Directors and persons known by management of the Company to be the beneficial owners of more than 5% of the outstanding shares of common stock of the Company.

Name of Beneficial Owner	Shares Owned (a)	Right to Acquire (b)	Total Shares	Percent of Class
Executive Officers and Directors:				
Jerry D. Dumas, Sr. (c).	125,198	84,557	209,755	3.8%
Glenn S. Penny	875,415	-	875,415	15.9%
Mark D. Kehnemund	5,000	-	5,000	0.1%
Robert S. Beall	493,810	-	493,810	8.9%
John W. Chisholm (d)	245,580	31,825	277,405	5.0%
Gary M. Pittman (e), (f)	10,000	11,427	21,427	0.4%
William R. Ziegler	131,797	2,285	134,082	2.4%
Barry E. Stewart	9,999	-	9,999	0.2%
All directors and officers as a group	1,896,799	130,094	2,026,893	36.7%
Other Beneficial Owners:				
TOSI, L.P. (e), (f) 1601 Elm Street, Suite 3900 Dallas, Texas 75201	585,681	-	585,681	10.6%
Richard L. Johnson II (g)	327,030	-	327,030	5.9%

(a) Each person has sole voting and investment power with respect to the common shares listed, except as noted below. The address for each of the Executive Officers and Directors is 7030 Empire Central Drive, Houston, Texas 77040.

(b) Includes common shares which may be acquired within 60 days of March 25, 2003 through the exercise of stock options or warrants to acquire common shares.

(c) Includes 105,438 common shares owned by Saxton River Corporation and 19,760 common shares owned by Hinckley Brook, Inc., both of which are controlled by Mr. Dumas.

(d) Includes 231,692 common shares held by Chisholm Energy Partners LLC, of which Mr. Chisholm is a manager and member. Also includes 15,235 common shares held by ProTechnics II (Nevada), Inc., of which Mr. Chisholm is President.

(e) The sole general partner of TOSI, L.P., Pitman Property Corp. and its President and controlling person, J.W. Beavers, may also be deemed to be the beneficial owners of those shares. Pitman Property Corp. has no affiliation with Mr. Gary Pittman, a Director of Flotek.

(f) Mr. Pittman, through Pittman & Company, owns 10% of TOSI, LP. Pittman & Company has no voting nor investment rights in TOSI.

(g) Includes 199,603 common shares held in IRA account for the benefit of Mr. Johnson and 26,116 common shares held by Mr. Johnson's wife for which Mr. Johnson shares voting and dispositive powers.

AUDIT COMMITTEE REPORT

In accordance with resolutions adopted by the Board of Directors, the Audit Committee (the "Committee"), which consists entirely of directors who meet the independence and experience requirements of Nasdaq Stock Market, Inc., assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company.

In discharging its oversight responsibility as to the audit process, the Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence as required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Committee discussed with the auditors any relationships that may impact their objectivity and independence, including fees for non-audit services, and satisfied itself as to the auditors' independence. The Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls. The Committee reviewed with the independent auditors their management letter on internal controls.

The Committee discussed and reviewed with the independent auditors all matters required to be discussed by auditing standards generally accepted in the United States of America, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees".

The Committee reviewed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2002, with management and the independent auditors. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with the independent auditors and management, the Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-KSB for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Committee also recommended the reappointment of Weinstein Spira & Company, P.C. as independent auditors and the Board of Directors concurred with such recommendation.

AUDIT COMMITTEE

Barry E. Stewart, Chairman
John W. Chisholm, Member

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH MANAGEMENT

The Company leases certain automobiles and equipment from corporations controlled by Mr. Dumas who is Chairman of the Board and Chief Executive Officer of the Company. Payments under these leases totalled approximately $52,000 and $66,000 during the years ended December 31, 2001 and December 31, 2002, respectively, and the remaining balance owed at those dates was approximately $43,000 and $5,000, respectively. The Company also owes $100,892 ($120,839 at December 31, 2001) to a corporation controlled by Mr. Dumas pursuant to loans made in 1999 and 2002. Payments on these loans totalling $71,681 were made during the year ended December 31, 2002. There were no payments on the loan in 2001. These loans bear interest at the rate of 10%.

In December 2002, 100,000 shares of the common stock of the Company were issued by Mr. Dumas in exchange for $100,000.

The Company from time to time utilizes the services of Satterlee Stephens Burke & Burke LLP. Mr. Ziegler, a Director of the Company is of counsel with the firm. The Company paid the firm approximately $27,000 and $2,000 for services during the years ended December 31, 2001 and December 31, 2002, respectively, and owed this firm approximately $15,000 and $40,000 on those same dates, respectively.

In March 2002, the Company entered into a sale-leaseback transaction with Oklahoma Facilities LLC ("Facilities"). Dr. Penny is an officer and has a minority investment interest in Facilities, and is a Director of the Company and the Presdent and Chief Technical Officer of the Company. Pursuant to this transaction, Facilities assumed the capital lease obligation on one of the Company's operating facilities in the amount of $639,000 and paid the Company net cash proceeds of approximately $761,000. The transaction did not result in any significant gain or loss to the Company. The Company simultaneously entered into a lease agreement with Facilities under which it is obligated to pay average rent of $18,000 per month for a fixed term of ten years.

On July 25, 2002, the Company borrowed $500,000 under a promissory note from Facilities. Dr. Penny has a minority investment interest in and is an officer of Facilities. The note is secured by an account receivable from the Company's major customer in Venezuela. The note requires payments of interest only for the first three months and fixed payments of $8,045 per month thereafter. The note bears interest at the rate of prime plus 4.5%. The note is due upon the collection of the account receivable, but in any event must be paid in full by August 1, 2003.

Pursuant to an arrangement which existed at the time of the Merger, Dr. Penny is a personal guarantor on substantially all of the bank debt of the Company. Dr. Penny does not receive any compensation for his guaranty of Company indebtedness.

Effective August 1, 2002, the Company cancelled an arrangement with Chisholm Management, Inc., originally entered into January 1, 2002, under which the Company had paid $5,000 per month for marketing and sales consulting services. Mr. Chisholm, a Director of the Company, is the President and sole owner of Chisholm Management, Inc.

Effective December 1, 2002, the Company cancelled an arrangement with Pittman & Company, originally entered into October 15, 2001, under which the Company had paid $5,000 per month for investment banking services and consulting on mergers and acquisitions. Mr. Pittman, a Director of the Company, is the Chief Executive Officer and sole owner of Pittman & Company.

In December 2002, 10,000 shares of common stock of the Company were issued to Mr. Pittman in exchange for $10,000.

On January 9, 2003, the Company entered into agreements with Stimulation Instruments, Inc. to refurbish four Nitrogen Skid Units at a total sales price of $412,000 and broker the sale of these units on behalf of Stimulation Instruments, Inc. for a commission of $5,000 per unit plus 50% of the sales proceeds in excess of $160,000 per skid. Stimulation Instruments, Inc. is owned solely by Dr. Penny.

On January 30, 2003, the Company entered into an agreement with Stimulation Chemicals, LLC ("SCL") for the purchase of various raw materials from suppliers of the Company under deferred payment terms. Under this arrangement, SCL will procure the raw materials as ordered by the Company and grant to the Company 120 day payment terms for a 15% markup on established supplier prices up to a purchase value of $330,000. SCL invoices not paid by the Company within 120 days will bear interest at 1% per month. SCL is owned jointly by Dr. Penny and Mr. Beall, both Directors of the Company.

On February 11, 2003, Mr. Dumas, Chairman of the Board and Chief Executive Officer, made a short-term loan to the Company for $135,000 to cover operating cash flow requirements. This note bears interest at 6%.

RELATIONSHIP WITH INDEPENDENT AUDITORS

On recommendation of the Audit Committee of the Company, the Board has appointed Weinstein Spira & Company, P.C. as independent auditors of the Company and the Bank for the year ending December 31, 2003. The appointment of Weinstein Spira & Company, P.C. continues a relationship that began in 1998. Representatives of Weinstein Spira & Company, P.C. are expected to be present at the Meeting and will have the opportunity to make statements if they so desire and will be available to respond to appropriate questions.

Audit Fees. The aggregate fees billed by Weinstein Spira & Company, P.C. for professional services rendered for the audit of the annual financial statements of the Company for the most recent fiscal year and the review of the financial statements of the Company included in the Forms 10-QSB for that year was $89,176.

Financial Information System Design and Implementation. Weinstein Spira & Company P.C. did not charge the Company any fees for financial information system design and implementation fees.

All Other Fees. The aggregate fees billed for services rendered by Weinstein Spira & Company, P.C., other than for audit services (*and financial information system design and implementation fees*), for the most recent fiscal year of the Company was $38,109. The Audit Committee has considered whether the provision of such non-audit services is compatible with Weinstein Spira & Company, P.C. maintaining its independence and determined that these services do not compromise their independence.

ITEM 2: ADOPTION OF THE 2003 LONG-TERM INCENTIVE PLAN

Description of the Plan

On April 3, 2003, the Board of Directors of the Company adopted the Flotek Industries, Inc. 2003 Long-Term Incentive Plan (the "2003 Plan"), subject to approval by the Company's stockholders. The summary description that follows is qualified by reference to the 2003 Plan, a copy of which is attached hereto as Exhibit A. Capitalized terms used but not defined herein have the meanings assigned to them in the 2003 Plan. In the event that stockholder approval is not received, the 2003 Plan will be terminated.

The purpose of the 2003 Plan is to provide employees, directors, consultants and other individuals rendering services to or on behalf of the Company and/or one or more of its subsidiaries an opportunity to acquire an equity interest in the Company. The Company intends to use the Plan to link the long-term interests of stockholders of the Company and participants in the 2003 Plan, attract and retain participants' services, motivate participants to increase the Company's value and create flexibility in compensating participants.

The 2003 Plan is administered by a committee (the "Plan Committee") appointed by the Board of Directors and is currently administered by the Compensation Committee of the Board of Directors.

The 2003 Plan provides for the grant of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance shares and performance units (individually an "Award" or collectively, "Awards"). All employees, directors and consultants of the Company or its subsidiaries will be eligible to receive Awards under the 2003 Plan (currently approximately 100 individuals). The Plan Committee has the discretion to select the individuals to whom the Awards will be granted, to determine the type, size and terms and conditions applicable to each Award and the authority to interpret, construe and implement the provisions of the 2003 Plan. The Plan Committee's decisions will be binding.

The total number of shares of Common Stock that may be subject to Awards under the 2003 Plan is 700,000 shares (subject to adjustment as provided in the 2003 Plan). No more than 140,000 shares authorized under the 2003 Plan may be issued as restricted stock. Any shares of Common Stock subject to an Award which expires, is canceled, is forfeited or terminated for any reason other than being settled in shares of Common Stock shall again be available for issuance under the Plan.

The Company has not granted any Awards under the 2003 Plan to date. The Company intends to grant Awards in the future to the named executive officers and other selected participants, but no determination is contemplated or has been made regarding the number or terms of such Awards.

The Compensation Committee intends to grant Awards under the 2003 Plan which will strongly link the interests of stockholders and Award recipients. Accordingly, the Compensation Committee intends to grant awards to eligible individuals who have demonstrated successful performance in their respective positions with the Company.

Set forth below is a brief description of the types of Awards that may be granted under the 2003 Plan.

Stock Options. Options (each an "Option") to purchase shares of Common Stock, which may be incentive or nonqualified stock options, may be granted under the 2003 Plan at an exercise price (the "Option Price") determined by the Plan Committee in its discretion, provided that the Option Price may be no less than the trading price of the Common Stock on the date of grant. Each Option represents the right to purchase one share of Common Stock at the specified Option Price.

Options will expire no later than 10 years after the date on which they are granted and will become exercisable at such times and in such installments as determined by the Plan Committee. Payment of the Option Price must be made in full at the time of exercise in cash, certified or bank check, or by tendering to the Company shares of Common Stock having a fair market value equal to the Option Price.

Options may become vested and exercisable based upon satisfaction of criteria established by the Plan Committee. Such criteria may be time-based vesting based on continuous employment or rendering services to the Company over a specified period of time from the date of grant.

Stock Appreciation Rights. An Award of a stock appreciation right ("SAR") may be granted under the 2003 Plan with respect to shares of Common Stock. Generally, one SAR is granted with respect to one share of Common Stock. The SAR entitles the participant, upon the exercise of the SAR, to receive an amount equal to the appreciation in the underlying share of Common Stock. The appreciation is equal to the difference between

(i) the "base value" of the SAR (which is the trading price of the Common Stock on the date the SAR is granted), and (ii) the closing trading price of the Common Stock on the date preceding the date the SAR is exercised. Upon the exercise of a vested SAR, the exercising participant will be entitled to receive the appreciation in the value of one share of Common Stock as so determined, payable at the discretion of the Plan Committee in cash or in shares of Common Stock.

SARs will expire no later than 10 years after the date on which they are granted. SARs become exercisable at such times and in such installments as determined by the Plan Committee.

Tandem Option/SARs. An Option and an SAR may be granted "in tandem" with each other (a "Tandem Option/SAR"). An Option and an SAR are considered to be in tandem with each other because the exercise of the Option aspect of the tandem unit automatically cancels the right to exercise the SAR aspect of the tandem unit, and vice versa. The Option may be an incentive stock option or a nonqualified stock option, and the Option may be coupled with one SAR, more than one SAR or a fractional SAR in any proportionate relationship selected by the Plan Committee.

Restricted Stock. An Award of restricted stock ("Restricted Stock") is an Award of Common Stock that is subject to such restrictions, if any, as the Plan Committee deems appropriate, including forfeiture conditions and restrictions against transfer for a period specified by the Plan Committee. Restricted Stock Awards may be granted under the 2003 Plan as consideration for services and/or payments of cash by the participant, as determined by the Compensation Committee. Restrictions, if any, on Restricted Stock may lapse in installments based on factors selected by the Plan Committee. Prior to the expiration of the restricted period, except as provided by the Plan Committee, a grantee who has received a Restricted Stock Award generally has the rights of a stockholder of the Company, including the right to vote and to receive cash dividends on the shares subject to the Award. Stock dividends issued with respect to a Restricted Stock Award may be treated as additional shares under such Award and may be subject to the same restrictions and other terms and conditions that apply to the shares with respect to which such dividends are issued.

Performance Shares and Performance Units. A performance share Award (a "Performance Share") and/or a performance unit Award (a "Performance Unit") may be granted under the 2003 Plan. Each Performance Unit will have an initial value that is established by the Plan Committee at the time of grant. Each Performance Share will have an initial value equal to the trading price of one share of Common Stock on the date of grant. Such Awards may be earned based upon satisfaction of certain specified performance criteria, subject to such other terms and conditions as the Plan Committee deems appropriate. Prior to the end of a performance period, the Plan Committee, in its discretion, may adjust the performance objectives to reflect an event that may materially affect the performance of the Company, including, but not limited to, market conditions or a significant acquisition or disposition of the assets or other property by the Company. The extent to which a grantee is entitled to payment in settlement of such an Award at the end of the performance period will be determined by the Plan Committee, in its sole discretion, based on whether the performance criteria have been met and payment will be made in cash or in shares of Common Stock in accordance with the terms of the applicable Award Agreements.

Adjustments

Under the 2003 Plan, if there is any change in the capitalization of the Company, a reorganization or a similar transaction, such proportionate adjustments as may be necessary (in the form determined by the Plan Committee) to reflect such change will be made to prevent dilution or enlargement of the rights with respect to the aggregate number of shares of Common Stock for which Awards in respect thereof may be granted under the 2003 Plan, the number of shares of Common Stock covered by each outstanding Award and the price per share in respect thereof. Unless otherwise provided in an Award Agreement, an individual's rights under the 2003 Plan may not be assigned or transferred (except in the event of death).

The award agreements will provide that in the event of a change-in-control of the Company, each Award will expire as of the effective date of such transaction, provided that to the extent possible the Company is to provide 30 days written notice of such transaction to the participants so as to enable them to exercise their vested awards prior to the change-in-control event.

Termination

The 2003 Plan will remain in effect until terminated by the Board of Directors and thereafter until all Awards granted thereunder are satisfied by the issuance of shares of Common Stock or the payment of cash or the 2003 Plan is otherwise terminated pursuant to the terms of the 2003 Plan or under any Award Agreements. Notwithstanding the foregoing, no Awards may be granted under the 2003 Plan after the tenth anniversary of the effective date of the 2003 Plan. The Board of Directors may at any time terminate, modify or amend the 2003 Plan, provided however, that no such amendment, modification or termination may (i) materially adversely affect an optionee's or grantee's rights under any Award previously granted under the 2003 Plan, except with the consent of such optionee or grantee, or (ii) increase the number of shares subject to the 2003 Plan, or change the designation of the class of persons eligible to receive Awards, unless approved by the stockholders of the Company.

Certain Federal Income Tax Consequences of Awards

An employee to whom an Option which is an incentive stock option ("ISO") that qualifies under Section 422 of the Internal Revenue Code is granted will not recognize income at the time of grant or exercise of such option. No federal income tax deduction will be allowable to the Company upon the grant or exercise of such ISO. However upon the exercise of an ISO, any excess in the fair market price of the Common Stock over the Option Price constitutes an item of adjustment that may have alternative minimum tax consequences for the employee. When the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO (the "ISO Holding Period"), the employee will generally recognize either a long-term or mid-term capital gain or loss equal to the difference, if any, between the sale prices and the aggregate Option Price and the Company will not be entitled to a federal income tax deduction with respect to the exercise of the ISO or the sale of such shares. The shares must be held for more than 12 months to qualify for long-term capital gains. If the employee does not hold such shares for the required ISO Holding Period, when the employee sells such shares the employee will recognize ordinary compensation income and possibly short-term capital gain or loss in such amounts as are prescribed by the Internal Revenue Code and the regulations thereunder and the Company will generally be entitled to a federal income tax deduction.

A participant to whom a nonqualified stock option ("NSO") or SAR is granted will not recognize income at the time of grant of such Option or SAR. When the participant exercises such NSO or SAR, the participant will recognize ordinary compensation income equal to the difference, if any, between the exercise price paid and the fair market value, as of the date of exercise of such Option or SAR, of the shares of Common Stock the participant receives. The tax basis of such shares to such participant will be equal to the exercise price paid plus the amount includible in the participant's gross income, and the participant's holding period for such shares will commence on the date of exercise. Subject to the applicable provisions of the Internal Revenue Code and regulation thereunder, the Company will generally be entitled to a federal income tax deduction in respect of an NSO or SAR in an amount equal to the ordinary compensation income recognized by the employee upon the exercise of the NSO or SAR.

No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of performance shares or earned performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of Common Stock received less any amount paid for such award at the time of payment or transfer pursuant to the fulfillment of the specified conditions or the achievement of the performance goals.

The recipient of Restricted Stock generally will be subject to tax at ordinary income rates on the fair market value of the shares of Common Stock on the first date that such shares either are transferable by the recipient or cease to be subject to forfeiture, and the capital gain or loss holding period for such shares will also commence on that date.

Required Affirmative Vote

The affirmative vote of holders of a majority of the shares of Common Stock present in person or by proxy at the 2003 Annual Meeting of Stockholders is required to approve the Flotek Industries, Inc. 2003 Long-Term Incentive Plan. If not approved, the 2003 Plan will not become effective.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE COMPANY'S 2003 LONG-TERM INCENTIVE PLAN, AND PROXIES EXECUTED AND RETURNED WILL BE SO VOTED UNLESS CONTRARY INSTRUCTIONS ARE INDICATED THEREON.

OTHER MATTERS

The Board of Directors of the Company is not aware of any other matters that may come before the Meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the Meeting.

ANNUAL REPORT

A Summary Annual Report to Stockholders and an Annual Report on Form 10-KSB covering the fiscal year of the Company ended December 31, 2002 are enclosed herewith. These reports do not form any part of the material for solicitation of proxies.

STOCKHOLDER PROPOSALS

Stockholder proposals for inclusion in the proxy statement for the 2003 Annual Meeting of Stockholders must be received by the Company at its principal executive offices by February 1, 2003. Such stockholder proposals, together with any supporting statements, should be directed to the Secretary of the Company.

Date: April 23, 2003

By order of the Board of Directors



Rosalie Melia, Secretary

Exhibit A

FLOTEK INDUSTRIES INC. 2003
LONG-TERM INCENTIVE PLAN

1. PURPOSE.

This Plan is intended to provide employees, directors, consultants and other individuals (individually, a "Participant" and, collectively, the "Participants") rendering services to or on behalf of Flotek Industries Inc. (the "Corporation") and/or one or more of its subsidiaries (individually, a "Subsidiary" and, collectively, the "Subsidiaries") an opportunity to acquire an equity interest in the Corporation. The Corporation intends to use the Plan to link the long-term interests of stockholders of the Corporation and Plan Participants, attract and retain Participants' services, motivate Participants to increase the Corporation's value, and create flexibility in compensating Participants.

The Plan allows the Corporation to reward Participants with (i) incentive stock options and/or non-qualified stock options to purchase shares of common stock of the Corporation, (ii) stock appreciation rights with respect to shares of common stock of the Corporation, (iii) shares of common stock of the Corporation, (iv) performance share awards which are designated as a specified number of shares of common stock of the Corporation and earned based on performance, and (v) performance unit awards which are designated as having a certain value per unit and earned based on performance (individually an "Award" and collectively the "Awards").

The Corporation has reserved the number of shares of common stock of the Corporation specified in Section 6(a) for purposes of the Plan.

2. DEFINITIONS.

(a) "Award" shall mean any award granted under the Plan.

(b) "Award Agreement" shall mean, with respect to each Award, the signed written agreement between the Corporation and the Participant receiving the Award setting forth the terms and conditions of the Award. The general terms and conditions described in this Plan with respect to such type of Award shall be incorporated by reference into the Award Agreement and shall apply to such Award, except to the extent specifically provided otherwise in the Award Agreement. In the event of a conflict between the terms of the Plan and an Award Agreement, the terms of the Plan shall govern.

(c) "Board" shall mean the Board of Directors of the Corporation.

(d) "Change-in-Control" of the Corporation shall mean the first to occur of the following events occurring on or following the Effective Date of the Plan:

(i) Any Person (other than those Persons in control of the Corporation on the Effective Date of the Plan, a trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, or a corporation owned directly or indirectly by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation) becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing twenty percent (20%) or more of the combined voting power of the Corporation's then outstanding securities; or

(ii) During any period of one (1) year (not including any period prior to the Effective Date of the Plan), individuals who at the beginning of such period constitute the Board (and any new Director whose election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was so approved) cease for any reason to constitute a majority thereof;

(iii) The stockholders of the Corporation approve (A) an agreement for the sale or disposition of all or substantially all the Corporation's assets, or (B) a merger, consolidation, or reorganization of the Corporation with or involving any other entity, other than a merger, consolidation, or reorganization that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the securities of the Corporation (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.

However, in no event shall a Change-in-Control be deemed to have occurred with respect to a Participant, if the Participant is part of a purchasing group which consummates the Change-in-Control transaction. The Participant shall be deemed "part of a purchasing group" for purposes of the preceding sentence if the Participant is an equity participant in the purchasing group (except for (i) passive ownership of less than three percent (3%) of the stock of the purchasing group, or (ii) ownership of equity participation in the purchasing group which is otherwise not significant, as determined prior to the Change-in-Control by the Committee).

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(f) "Committee" shall mean the Compensation Committee or any special committee appointed by the Board in accordance with Section 4 to administer the Plan, unless the Board, itself, administers the Plan.

(g) "Common Stock" shall mean the voting common stock of the Corporation, as constituted on the Effective Date of the Plan, or any shares or securities into which the Common Stock may be changed, reclassified, subdivided, consolidated or converted thereafter.

(h) "Compensation Committee" shall mean the compensation committee of the Board.

(i) "Consultant" shall mean any individual who is not an Employee or Director and who has or will render services to or on behalf of the Corporation or a Subsidiary.

(j) "Corporation" or "Company" shall mean Flotek Industries Inc., a corporation organized under the laws of Delaware, and any successor or continuing corporation resulting from the amalgamation of the Corporation and any other corporation or resulting from any other form of corporate reorganization of the Corporation.

(k) "Director" shall mean a member of the Board.

(l) "Effective Date" shall mean ________________, 2003.

(m) "Employee" shall mean any individual, including an officer, who is a common law employee of the Corporation or a Subsidiary.

(n) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(o) "Exercise Price" shall mean:

(i) With respect to an Option, the price per Share at which the Option may be exercised, as determined by the Committee and as specified in the Participant's Award Agreement; or

(ii) With respect to a Stock Appreciation Right, the price per Share which is the base price for determining the future value of the Stock Appreciation Right, as determined by the Committee and as specified in the Participant's Award Agreement.

(p) "Fair Market Value" shall mean the value of one Share determined as of any specified date, and such value shall be equal to the per share "closing" price of the Common Stock (on the principal exchange or the over the counter market on which Shares are traded) on the business day immediately preceding the date as of which such determination is to be made.

(q) "For Cause" shall mean the termination of a Participant's status as an Employee or a Consultant (as applicable) for any of the following reasons, as determined by the Committee:

(i) A Participant who is an Employee and who willfully fails to substantially perform the Participant's duties (other than any such failure resulting from the Participant's Total and Permanent Disability) after a written demand for substantial performance has been delivered by the Corporation to the Participant that specifically identifies the manner in which the Corporation believes that the Participant has not substantially performed the Participant's duties, and the Participant fails to remedy such failure within ten (10) calendar days after receiving such notice;

(ii) A Participant who is a Consultant and who commits a material breach of any consulting, confidentiality or similar agreement with the Corporation or a Subsidiary, as determined under such agreement;

(iii) A Participant who is an Employee or a Consultant and who is convicted (by trial, plea of guilty or plea of nolo contendere) for committing an act of fraud, embezzlement, theft, or other act constituting a felony; or

(iv) A Participant who is an Employee or a Consultant and who willfully engages in gross misconduct or willfully violates a Corporation or a Subsidiary policy which is materially and demonstrably injurious to the Corporation and/or a Subsidiary after a written demand to cease such misconduct or violation has been delivered by the Company to the Participant that specifically identifies the manner in which the Company believes that the Participant has violated this Paragraph (iv), and the Participant fails to cease such misconduct or violation and remedy any injury suffered by the Corporation or the Subsidiary as a result thereof within thirty (30) calendar days after receiving such notice. However, no act or failure to act, on the Participant's part shall be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of the Corporation or the Subsidiary; or

(v) A Participant who is an Employee and who commits a material breach of any noncompetition, confidentiality or similar agreement with the Corporation or a Subsidiary, as determined under such agreement.

(r) "Incentive Stock Option" shall mean an Option of the type which is described in Section 422(b) of the Code.

(s) "Non-Employee Director" shall mean a member of the Board who is not an Employee.

(t) "Non-qualified Stock Option" shall mean an Option which is not of the type described in Section 422(b) of the Code.

(u) "Option" shall mean any Option which is granted pursuant to the Plan to purchase one or more Shares of Common Stock, whether granted as an Incentive Stock Option or as a Non-qualified Stock Option.

(v) "Participant" shall mean any individual to whom an Award has been granted under the Plan, and such term shall include, where appropriate, the duly appointed conservator or other legal representative of a mentally incompetent Participant and the allowable transferee of a deceased Participant, as provided in the Plan.

(w) "Performance Share" shall mean an Award designated as a specified number of Shares which may, in whole or in part, be earned by and paid to a Participant at the end of a performance period based on performance during that period in achieving the performance objectives specified in the Participant's Award Agreement. A Performance Share may be settled in cash or Shares, as provided in the Participant's Award Agreement.

(x) "Performance Unit" shall mean an Award designated as a specified dollar value which may, in whole or in part, be earned by and paid to the Participant at the end of a performance period based on performance during that period in achieving the performance objectives specified in the Participant's Award Agreement. A Performance Unit may be settled in cash or Shares, as provided in the Participant's Award Agreement.

(y) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Section 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d).

(z) "Plan" shall mean this Flotek Industries Inc. 2003 Long-Term Incentive Plan, as amended.

(aa) "Pyramiding" shall mean a Participant's payment, in whole or in part, of the Exercise Price of an Option made by exchanging a Share(s) that the Participant had acquired pursuant to the exercise of another option during the preceding six (6) months (under this Plan or any other plan or program of the Corporation or a Subsidiary) or had otherwise acquired from the Corporation or a Subsidiary during the preceding six (6) months without paying full consideration for such Share(s).

(bb) "Reload" shall mean the grant of new Options to a Participant who pays all or a portion of the Exercise Price of an Option with previously acquired Shares, with the number of new Options being equal to the number of Shares submitted by the Participant.

(cc) "Restricted Stock" shall mean a Share(s) of Common Stock issued to a Participant which will Vest in accordance with the conditions, if any, specified in the Participant's Award Agreement.

(dd) "Retirement" shall mean, except as otherwise specifically provided in an Award Agreement:

(i) A Participant's voluntary termination of employment with the Corporation and its Subsidiaries at or following "normal retirement age" (as defined in the Corporation's or the Subsidiary's qualified 401(k) retirement plan covering the Participant), or

(ii) If there is no such plan, the Participant's voluntary termination of employment with the Corporation and, if applicable, all Subsidiaries at or following age 65.

(ee) "Share" shall mean one authorized share of Common Stock.

(ff) "Stock Appreciation Right" or "SAR" shall mean a right issued to a Participant to receive all or any portion of the future appreciation in the Fair Market Value of one Share over the Exercise Price of such Right. A Stock Appreciation Right may be settled in cash or Shares, as provided in the Participant's Award Agreement.

(gg) "Subsidiary" shall mean:

(i) For purposes of granting Incentive Stock Options, any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation if, at the time of granting an Award, each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the voting power in one of the other corporations in such chain; and

(ii) For all other purposes of the Plan, any business entity (other than the Corporation) in which the Corporation has an equity interest.

(hh) "Tandem Option/Stock Appreciation Right" shall mean an Option to purchase a specified number of Share(s) and a Stock Appreciation Right granted with respect to a specified number of Share(s) which are granted together and designated as a "Tandem Option/SAR" in the Participant's Award Agreement, whereby the exercise of either the Option or the SAR cancels the other granted in tandem with it.

(ii) "Ten Percent Stockholder" shall, for purposes of granting Incentive Stock Options, have the meaning ascribed to such term in Code Section 422(b)(6) or in any successor provision of the Code.

(jj) "Total and Permanent Disability" shall mean with respect to a Participant:

(i) The mental or physical disability, either occupational or non-occupational in cause, which satisfies the definition of "total disability" in the principal long-term disability policy or plan provided by the Corporation or a Subsidiary covering the Participant; or

(ii) If no such policy is then covering the Participant, a physical or mental infirmity which, as determined by the Committee, upon receipt of and in reliance on sufficient competent medical advice from one or more individuals, selected by the Committee, who are qualified to give professional medical advice, impairs the Participant's ability to substantially perform the Participant's duties for a period of at least one hundred eighty (180) consecutive days.

(kk) "Vest" or "Vesting" shall mean the date on which an Award becomes exercisable, payable and/or nonforfeitable, as applicable.

(ll) "Voting Power" shall mean the total combined rights to cast votes at and election for members of the Board.

3. EFFECTIVE DATE.

The Plan was adopted by the Board on the Effective Date, subject to the approval of the Corporation's stockholders in accordance with Section 18.

4. ADMINISTRATION.

(a) Administration by the Board or the Committee.

(i) The Plan shall be administered by the Board, unless the Board appoints the Compensation Committee or another Committee to administer the Plan. The Compensation Committee or any other Committee administering the Plan may, but is not required to, satisfy the criteria set forth in Section 4(a)(ii). With respect to any period during which the Board administers the Plan, the term "Committee" as used in the Plan and any Award Agreement shall mean the Board.

(ii) For purposes of Section 4(a)(i), the Committee may consist of not less than two members, each of whom shall be a "non-employee director" within the meaning of Rule 16b-3(b)(iii) promulgated by the Securities and Exchange Commission under the Exchange Act, and an "outside director" within the meaning of Section 162(m)(4)(C)(i) of the Code and the regulations issued thereunder.

(b) Actions of the Committee.

(i) The Committee shall hold meetings at such times and places as it may determine. For a Committee meeting, if the Committee has two members, both members must be present to constitute a quorum, and if the Committee has three or more members, a majority of the Committee shall constitute a quorum. Acts by a majority of the members present at a meeting at which a quorum is present and acts approved in writing by all the members of the Committee shall constitute valid acts of the Committee.

(ii) Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of any Award pursuant to the Plan, subject to the remainder of this Section 4(b)(ii). No member shall act upon the granting of an Award to himself or herself.

(c) Powers of the Committee.

On behalf of the Corporation and subject to the provisions of the Plan and Rule 16b-3 of the Exchange Act, the Committee shall have the authority and complete discretion to:

(i) Prescribe, amend and rescind rules and regulations relating to the Plan, and, if desired, delegate authority to take actions under the Plan to the President or other appropriate officer(s) of the Corporation within the limits determined by the Committee;

(ii) Select Participants to receive Awards;

(iii) Determine the form and terms of Awards;

(iv) Determine the number of Shares or other consideration subject to Awards;

(v) Determine whether Awards will be granted singly, in combination or in tandem with, in replacement of, or as alternatives to, other Awards under the Plan or any other incentive or compensation plan of the Corporation or any Subsidiary;

(vi) Construe and interpret the Plan, any Award Agreement and any other agreement or document executed pursuant to the Plan;

(vii) Correct any defect or omission, or reconcile any inconsistency in the Plan, any Award or any Award Agreement;

(viii) Determine whether an Award has been earned and/or Vested;

(ix) Determine whether a Participant has incurred a Total and Permanent Disability;

(x) Accelerate or, with the consent of the Participant, defer the Vesting of any Award and/or the exercise date of any Award;

(xi) Determine whether a Participant's status with the Corporation or any Subsidiary has been terminated For Cause;

(xii) Authorize any person to execute on behalf of the Corporation or any Subsidiary any instrument required to effectuate the grant of an Award;

(xiii) With the consent of the Participant, reprice, cancel and reissue, or otherwise adjust the terms of an Award previously issued to the Participant;

(xiv) Determine when an Employee's period of employment is deemed to be continued during an approved leave of absence;

(xv) Determine when a Consultant's period of rendering service is deemed to be continuous notwithstanding a period of interrupted service and when a Consultant's period of rendering services has ended;

(xvi) Determine, upon review of relevant information, the Fair Market Value of the Common Stock; and

(xvii) Make all other determinations deemed necessary or advisable for the administration of the Plan.

(d) Committee's Interpretation of the Plan.

The Committee's interpretation and construction of any provision of the Plan, of any Award granted under the Plan, or of any Award Agreement shall be final and binding on all persons claiming an interest in an Award granted or issued under the Plan. Neither the

Committee, a member of the Committee nor any Director shall be liable for any action or determination made in good faith with respect to the Plan. The Corporation, in accordance with its bylaws, shall indemnify and defend such parties to the fullest extent provided by law and such bylaws.

5. PARTICIPATION.

(a) Eligibility for Participation.

Subject to the conditions of Section 5(b), all Employees, Directors and Consultants rendering services to the Corporation and/or any Subsidiary are eligible to be selected as Participants by the Committee. The Committee's determination of an individual's eligibility for participation shall be final.

(b) Eligibility for Awards.

The Committee has the authority to grant Award(s) to Participants. A Participant may be granted more than one Award under the Plan.

6. SHARES OF STOCK OF THE CORPORATION.

(a) Shares Subject to the Plan.

Awards granted under the Plan shall be with respect to 700,000 authorized but unissued or reacquired Shares of Common Stock.

(b) Allocation of Shares Which May be Granted as Restricted Stock.

Of the Shares authorized under Section 6(a), only 140,000 Shares may be issued as Restricted Stock.

(c) Adjustment of Shares.

In the event of an adjustment described in Section 13, then (i) the number of Shares reserved for issuance under the Plan, (ii) the Exercise Price of and number of Shares subject to outstanding Options, (iii) the Exercise Price of and number of Shares with respect to which there are outstanding Stock Appreciation Rights, and (iv) any other factor pertaining to outstanding Awards shall be duly and proportionately adjusted, subject to any required action by the Board or the stockholders of the Corporation and compliance with applicable securities laws; provided, however, that fractions of a Share shall not be issued but shall either be paid in cash at Fair Market Value or shall be rounded up to the nearest Share, as determined by the Committee.

(d) Awards Not to Exceed Shares Available.

The number of Shares subject to Awards which have been granted under the Plan at any time during the Plan's term shall not, in the aggregate at any time, exceed the number of Shares authorized for issuance under the Plan. The number of Shares subject to an Award which expires, is canceled, is forfeited or is terminated for any reason other than, and to the extent, being settled in Shares shall again be available for issuance under the Plan.

7. GENERAL TERMS AND CONDITIONS OF AWARDS.

(a) Award Agreements.

Each Award shall be evidenced by a written Award Agreement which shall set forth the terms and conditions pertaining to such Award. Each Award Agreement shall specify the manner and procedure for exercising an Award, if relevant for the Award, and specify the effective date of such exercise.

(b) Number of Shares Covered by an Award.

Each Award Agreement shall state the number of Shares subject to the Award, subject to adjustment of such Shares pursuant to Section 13.

(c) Other Provisions.

An Award Agreement may contain such other provisions as the Committee in its discretion deems advisable, including but not limited to:

(i) Restrictions on the exercise of the Award;

(ii) Submission by the Participant of such forms and documents as the Committee may require; and/or

(iii) Procedures to facilitate the payment of the Exercise Price of an Option under any method allowable under Section 16.

(d) Vesting of Awards.

Each Award Agreement shall include a Vesting schedule describing the date, event or act upon which an Award shall Vest, in whole or in part, with respect to all or a specified portion of the Shares covered by such Award. The condition shall not impose upon the Corporation or any Subsidiary any obligation to retain the Participant in its employ for any period as an Employee, Director and/or Consultant.

(e) Effect of Termination of Employment, Directorship or Consultancy on Nonvested and Vested Awards.

(i) For purposes of the Plan, a Participant's status as an Employee, a Director or a Consultant shall be determined by the Committee and will be treated as continuing intact while the Participant is on military leave, sick leave or other bona fide leave of absence, as determined by the Committee.

(ii) If a Participant ceases to be an Employee, a Director and/or a Consultant for any reason (A) the Participant's Award(s) which are not Vested at the time that the Participant ceases to be an Employee, a Director or a Consultant (as applicable) shall be forfeited, and (B) the Participant's Award(s) which are Vested at the time the Participant ceases to be an Employee, a Director or a Consultant (as applicable) shall be forfeited and/or expire on the terms specified in Sections 8 through 11, as applicable.

(f) Nontransferability of Awards.

An Award granted to a Participant shall, during the lifetime of the Participant, be exercisable only by the Participant and shall not, except to the extent specifically provided otherwise in the Participant's Award Agreement, be assignable or transferable. In the event of the Participant's death, an Award is transferable by the Participant only by will or the laws of descent and distribution. Any attempted assignment, transfer or attachment by any creditor in violation of this Section 7(f) shall be null and void.

(g) Modification, Extension or Renewal of Awards.

Within the limitations of the Plan, the Committee may, in its discretion, modify, extend or renew any outstanding Award or accept the cancellation of outstanding Award(s) for the granting of a new Award(s) in substitution therefor. Notwithstanding the preceding sentence, no modification of an Award shall:

(i) Without the consent of the Participant, alter or impair any rights or obligations under any Award previously granted;

(ii) Without the consent of the Participant, cause an Incentive Stock Option previously granted to fail to satisfy all the conditions required to qualify as an Incentive Stock Option; or

(iii) Exceed or otherwise violate any limitation set forth in the Plan.

(h) Rights as a Stockholder.

A Participant shall have no rights as a stockholder of the Corporation with respect to any Shares subject to Award until the date a stock certificate for such Shares is issued to the Participant. No adjustment shall be made for dividends (ordinary or extraordinary or whether in currency, securities or other property), distributions, or other rights for which the record date is prior to the date such stock certificate is issued.

8. SPECIFIC TERMS AND CONDITIONS OF OPTIONS.

(a) Eligibility for Incentive Stock Options.

Incentive Stock Options may be granted only to a Participant who is an Employee. Any Incentive Stock Option granted to a Participant who is also a Ten Percent Stockholder shall be subject to the following additional limitations: (i) the Exercise Price of each Share subject to such Incentive Stock Option, when granted, is equal to or exceeds 110% of the Fair Market Value of a Share, and (ii) the term of the Incentive Stock Option does not exceed five (5) years.

(b) Exercise Price.

Each Award Agreement shall state the Exercise Price for the Shares to which the Option pertains, provided that the Exercise Price of an Option (whether granted as an Incentive Stock Option or a Nonqualified Stock Option) shall not be less than 100% of the Fair Market Value of the Shares determined as of the date the Option is granted (substituting "110%" for "100%" for any Incentive Stock Option granted to a Ten Percent Stockholder).

(c) Exercise of Options, Payment of Exercise Price, and Stock Settlement of Options.

(i) A Participant may exercise an Option only on or after the date on which the Option Vests and only on or before the date on which the term of the Option expires.

(ii) Subject to Section 8(c)(iii) below, a Participant exercising an Option shall pay the Exercise Price for the Shares to which such exercise pertains in full in cash (in U.S. dollars) as a condition of such exercise, unless the Committee, in its discretion, allows the Participant to pay the Exercise Price in a manner allowed under Section 16, so long as the sum of cash so paid and such other consideration equals the Exercise Price. The Committee may, in its discretion, permit the sequential exercise of an Option through Pyramiding and/or permit the grant of Reload Options.

(iii) The Committee may, in its discretion, permit a Participant to exercise an Option without paying the Exercise Price for the Shares to which such exercise pertains, in which event the Option so exercised shall be settled in a specific number of whole Shares having an aggregate Fair Market Value equal to (A) the excess of the Fair Market Value, determined as of the date of exercise, of one Share over the Exercise Price of such Option, multiplied by (B) the number of Shares to which such exercise pertains.

(d) Term and Expiration of Options.

Subject to Section 8(i), except as otherwise specifically provided in a Participant's Award Agreement, the term of an Option shall expire on the first to occur of the following events:

(i) The tenth (10th) anniversary of the date the Option was granted (for an Incentive Stock Option granted to any Participant who is a Ten Percent Stockholder, "fifth anniversary" shall be substituted for "tenth anniversary");

(ii) The date determined under Section 8(e) for a Participant who ceases to be an Employee, Director or Consultant by reason of voluntary termination or involuntary termination by the Corporation For Cause;

(iii) The date determined under Section 8(f) for a Participant who ceases to be an Employee, Director or Consultant by reason of the Participant's death;

(iv) The date determined under Section 8(g) for a Participant who ceases to be an Employee, Director, or Consultant by reason of the Participant's Total and Permanent Disability;

(v) The date determined under Section 8(h) for a Participant who ceases to be an Employee, Director or Consultant by reason of involuntary termination by the Corporation not For Cause;

(vi) On the effective date of a transaction described in Section 13(b); or

(vii) The expiration date specified in the Award Agreement pertaining to the Option.

(e) Voluntary Termination and Involuntary Termination For Cause.

If a Participant ceases to be an Employee, Director or Consultant by resigning or by being terminated For Cause, then the Participant's Options which are Vested at the time the Participant ceases to be an Employee, Director or Consultant shall expire within one month of such resignation or termination.

(f) Death of Participant.

If a Participant dies while an Employee, Director or Consultant, any Option granted to the Participant may be exercised, to the extent it was Vested on the date of the Participant's death or became Vested as a result of the Participant's death, at any time within one (1) year after the Participant's death (but not beyond the date that the term of the Option would earlier have expired pursuant to Section 8(d) had the Participant's death not occurred).

(g) Total and Permanent Disability of Participant.

If a Participant ceases to be an Employee, Director or Consultant as a consequence of Total and Permanent Disability, any Option granted to the Participant may be exercised, to the extent it was Vested on the date that the Participant ceased to be an Employee, Director or Consultant or became Vested as a result of Participant's Total and Permanent Disability, at any time within one (1) year after such date (but not beyond the date that the term of the Option would earlier have expired pursuant to 8(d) had the Participant's Total and Permanent Disability not occurred).

(h) Involuntary Termination Not For Cause.

If a Participant ceases to be an Employee, Director or Consultant by being terminated not For Cause, the Participant's Options which are Vested at the time the Participant ceases to be an Employee, Director or Consultant may be exercised at any time within three (3) months after such date (but not beyond the date that the term of the Option would earlier have expired pursuant to 8(d)).

(i) No Disqualification of Incentive Stock Options.

Notwithstanding any other provision of the Plan, the Plan shall not be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Participant affected, disqualify any Incentive Stock Option under Section 422 of the Code (except as provided in Section 8(j)).

(j) Limitation on Incentive Stock Options.

The aggregate Fair Market Value (determined with respect to each Incentive Stock Option as of the date of grant of such Incentive Stock Option) of all Shares with respect to which a Participant's Incentive Stock Options first become Vested during any calendar year (under the Plan and under other incentive stock option plans, if any, of the Corporation and its Subsidiaries) shall not exceed US $100,000. Any purported Incentive Stock Options in excess of such limitation shall be recharacterized as Non-qualified Stock Options.

9. SPECIFIC TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.

(a) Exercise Price.

(i) Each Stock Appreciation Right Award Agreement shall state the number of Shares to which it pertains and the Exercise Price which is the basis for determining future appreciation, subject to adjustment pursuant to Section 13, provided that the Exercise Price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a Share determined as of the date the Stock Appreciation Right is granted.

(ii) A Stock Appreciation Right shall be issued to and exercised by a Participant without payment by the Participant of any consideration.

(b) Exercise and Settlement of Stock Appreciation Rights.

(i) A Participant may exercise a Stock Appreciation Right only on or after the date on which the Stock Appreciation Right Vests and only on or before the date on which the Stock Appreciation Right expires.

(ii) A Participant's properly exercised Stock Appreciation Right may be settled in the form of cash (either in a lump sum payment or in installments), whole Shares or a combination thereof, as the Award Agreement prescribes.

(c) Term and Expiration of Stock Appreciation Rights.

Except as otherwise specifically provided in a Participant's Award Agreement, the term of a Stock Appreciation Right shall expire on the first to occur of the following events:

(i) The tenth (10th) anniversary of the date the Right was granted;

(ii) The date determined under Section 9(d) for a Participant who ceases to be an Employee, Director or Consultant by reason of voluntary termination or involuntary termination For Cause;

(iii) The date determined under Section 9(e) for a Participant who ceases to be an Employee, Director or Consultant by reason of the Participant's death;

(iv) the date determined under Section 9(f) for a Participant who ceases to be an Employee, Director or Consultant by reason of the Participant's Total and Permanent Disability;

(v) The date determined under Section 9(g) for a Participant who ceases to be an Employee, Director or Consultant by reason of involuntary termination not For Cause;

(vi) On the effective date of a transaction described in Section 13(b); or

(vii) The expiration date specified in the Award Agreement pertaining to the Stock Appreciation Right.

(d) Voluntary Termination and Involuntary Termination For Cause.

If a Participant ceases to be an Employee, Director or Consultant by resigning or by being terminated For Cause, the Participant's Stock Appreciation Rights which are Vested at the time the Participant ceases to be an Employee, Director or Consultant shall expire within one month of such resignation or termination.

(e) Death of Participant.

If a Participant dies while an Employee, Director or Consultant, any Stock Appreciation Right granted to the Participant may be exercised, to the extent it was Vested on the date of the Participant's death or became Vested as a consequence of the Participant's death, at any time within one (1) year after the Participant's death (but not beyond the date that the term of the Stock Appreciation Right would earlier have expired pursuant to Section 9(c) had the Participant's death not occurred).

(f) Total and Permanent Disability of Participant.

If a Participant ceases to be an Employee, Director or Consultant as a consequence of Total and Permanent Disability, any Stock Appreciation Right granted to the Participant may be exercised, to the extent it was Vested on the date that the Participant ceased to be an Employee or became Vested as a consequence of the Participant's Total and Permanent Disability, at any time within one (1) year after such date (but not beyond the date that the term of the Stock Appreciation Right would earlier have expired pursuant to 9(c) had the Participant's Total and Permanent Disability not occurred).

(g) Involuntary Termination Not For Cause.

If a Participant ceases to be an Employee, Director or Consultant by being terminated not For Cause, the Participant's Stock Appreciation Rights which are Vested at the time the Participant ceases to be an Employee, Director or Consultant may be exercised at any time within three (3) months after such date (but not beyond the date that the term of the Stock Appreciation Rights would earlier have expired pursuant to 9(c)).

10. SPECIFIC TERMS AND CONDITIONS OF RESTRICTED STOCK.

(a) Purchase Price.

(i) Each Award Agreement shall state the number of Shares to which it pertains and the purchase price per Share, if any, that the Participant paid for such Shares, subject to adjustment pursuant to Section 13.

(ii) A Share of Restricted Stock may be issued to a Participant with or without payment by the Participant of any consideration (other than services), unless the Participant is required to pay a minimum purchase price, such as par value, for such Shares.

(b) Forfeiture of Restricted Stock.

If a Participant's status as an Employee, Director or Consultant terminates for any reason, any Share of Restricted Stock which was not Vested or did not become Vested as the result of the Participant's termination shall be forfeited immediately.

(c) Certificates Representing Non-Vested Shares of Restricted Stock.

As a condition to receiving an Award of Shares of Restricted Stock which are not Vested, the Participant shall duly execute a "power of attorney" or a form of "stock power" provided by the Corporation with respect to such Shares authorizing the re-transfer, without any further action by the Participant, to the Corporation of any Shares which may be forfeited by the Participant. The Corporation shall retain the stock certificate evidencing such Shares until the Shares are Vested. If, in the opinion of the Corporation and its counsel, the retention of the stock certificate representing such Restricted Shares is no longer required, the Corporation shall deliver to the Participant a stock certificate representing such Shares, bearing such restrictive legends as are required or may be deemed advisable under the Plan or the provisions of any applicable law.

(d) Legends.

Stock certificates evidencing Restricted Shares shall bear a restrictive legend noting the forfeiture provisions attached to such Shares and such other restrictive legends as are required or may be deemed advisable under the Plan or the provisions of any applicable law.

(e) Exchange of Certificates.

If, in the opinion of the Corporation and its counsel, any legend placed on a stock certificate representing Restricted Shares issued pursuant to the Plan is no longer required, the Participant or the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but lacking such legend.

11. PERFORMANCE SHARES AND PERFORMANCE UNITS.

(a) Number of Shares Covered by a Performance Share Award.

Each Performance Share Award Agreement shall state the number of Shares to which it pertains, subject to adjustment pursuant to Section 13.

(b) Value of a Performance Unit Award.

Each Performance Unit Award Agreement shall state the value of such Award.

(c) Purchase Price.

A Performance Share and a Performance Unit shall be issued to a Participant without payment by the Participant of any consideration (other than services).

(d) Settlement of a Performance Share and a Performance Unit.

Following the end of the performance period applicable to a Performance Share or a Performance Unit and the Committee's determination of the extent to which the Award Vests, the Award shall be settled in the form of cash (either in a lump sum payment or in installments), whole Shares or a combination thereof, as the Award Agreement prescribes.

(e) Term and Expiration of Performance Shares and Performance Units.

Except as otherwise specifically provided in a Participant's Award Agreement, the term of a Performance Share and Performance Unit shall expire on the first to occur of the following events:

(i) The date determined under Section 11(f) for a Participant who ceases to be an Employee, Director or Consultant for any reason;

(ii) On the effective date of a transaction described in Section 13(b); or

(iii) The expiration date specified in the Award Agreement pertaining to the Performance Share or the Performance Unit.

(f) Forfeiture of Performance Shares and Performance Units.

If a Participant status as an Employee, Director or Consultant terminates for any reason, any Performance Share and Performance Unit which was not Vested or did not become Vested as the result of the Participant's termination shall be forfeited immediately.

12. TERM OF PLAN.

Awards may be granted pursuant to the Plan through the period commencing on the Effective Date and ending on December 31, 2013. All Awards which are outstanding on such date shall remain in effect until they are exercised or expire by their terms. The Plan shall expire for all purposes on December 31, 2023. The Board is authorized to extend the Plan for an additional term at any time; however, no Incentive Stock Options may be granted under the Plan on or after the tenth (10th) anniversary of the Effective Date of the Plan unless an extension is approved by the stockholders of the Corporation within one (1) year of such extension.

13. RECAPITALIZATION, DISSOLUTION AND CHANGE OF CONTROL.

(a) Recapitalization.

Notwithstanding any other provision of the Plan to the contrary, but subject to any required action by the stockholders of the Corporation and compliance with any applicable securities laws, the Committee shall make any adjustments to the class and/or number of Shares covered by the Plan, the number of Shares for which each outstanding Award pertains, the Exercise Price of an Option, the Exercise Price of a Stock Appreciation Right, and/or any other aspect of this Plan to prevent the dilution or enlargement of the rights of Participants under this Plan in connection with any increase or decrease in the number of issued Shares resulting from the payment of a Common Stock dividend, stock split, reverse stock split, recapitalization, combination, or reclassification or any other event which results in an increase or decrease in the number of issued Shares without receipt of adequate consideration by the Corporation (as determined by the Committee).

(b) Dissolution, Merger, Consolidation, or Sale or Lease of Assets.

In connection with a Change-in-Control of the Corporation described in Section 2(d)(iii), each Award shall expire as of the effective time of such transaction, provided that the Committee shall, to the extent possible considering the timing of the transaction, give at least thirty (30) days' prior written notice of such event to any Participant who shall then have the right to exercise his or her Vested Awards (as an Award Agreement may provide) prior to or as of the effective time of such transaction, subject to earlier expiration pursuant to Sections 8 through 11, as applicable. The preceding sentence shall not apply if the Change-in-Control of the Corporation is described in Section 2(d)(iii)(C) and the surviving entity agrees to assume outstanding Awards.

(c) Determination by the Committee.

All adjustments described in this Section 13 shall be made by the Committee and shall be conclusive and binding on all persons.

(d) Limitation on Rights of Participants.

Except as expressly provided in this Section 13, no Participant shall have any rights by reason of any reorganization, dissolution, Change-in-Control, merger or acquisition. Any issuance by the Corporation or any Subsidiary of Awards shall not affect, and no adjustment by reason thereof shall be made with respect to, any Awards previously issued under the Plan.

(e) No Limitation on Rights of Corporation.

The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Corporation or any Subsidiary to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

14. SECURITIES LAW REQUIREMENTS.

(a) Legality of Issuance.

No Share shall be issued upon the exercise of any Award unless and until the Committee has determined that:

(i) The Corporation, its Subsidiaries and the Participant have taken all actions required to register the Shares under the Securities Act of 1933, as amended (the "Act"), or to perfect an exemption from registration requirements of the Act, or to determine that the registration requirements of the Act do not apply to such exercise;

(ii) Any applicable listing requirement of any stock exchange on which the Share is listed has been satisfied; and

(iii) Any other applicable provision of state, federal or foreign law has been satisfied.

(b) Restrictions on Transfer; Representations of Participant; Legends.

Regardless of whether the offering and sale of Shares under the Plan have been registered under the Act or have been registered or qualified under the securities laws of any state, the Corporation may impose restrictions upon the sale, pledge or other transfer of such Shares (including the placement of appropriate legends on stock certificates) if, in the judgment of the Corporation and its counsel, such restrictions are necessary or desirable to achieve compliance with the provisions of the Act, the securities laws of any state, or any other law. If the offering and/or sale of Shares under the Plan is not registered under the Act and the Corporation determines that the registration requirements of the Act apply but an exemption is available which requires an investment representation or other representation, the Participant shall be required, as a condition to acquiring such Shares, to represent that such Shares are being acquired for investment, and not with a view to the sale or distribution thereof, except in compliance with the Act, and to make such other representations as are deemed necessary or appropriate by the Corporation and its counsel. Stock certificates evidencing Shares acquired pursuant to an unregistered transaction to which the Act applies shall bear a restrictive legend substantially in the following form and such other restrictive legends as are required or deemed advisable under the Plan or the provisions of any applicable law:

> THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("ACT"). THEY MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL FOR THE ISSUER EITHER SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT OR THE REGISTRATION PROVISIONS OF THE ACT DO NOT APPLY TO SUCH PROPOSED TRANSFER.

Any determination by the Corporation, its Subsidiaries and its counsel in connection with any of the matters set forth in this Section 14 shall be conclusive and binding on all persons.

(c) Registration or Qualification of Securities.

The Corporation and/or its Subsidiaries may, but shall not be obligated to, register or qualify the offering or sale of Shares under the Act or any other applicable law.

(d) Exchange of Certificates.

If, in the opinion of the Corporation, its Subsidiaries and its counsel, any legend placed on a stock certificate representing Shares issued pursuant to the Plan is no longer required, the Participant or the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but lacking such legend.

15. AMENDMENT OF THE PLAN.

The Committee may, from time to time, terminate, suspend or discontinue the Plan, in whole or in part, or revise or amend it in any respect whatsoever including, but not limited to, the adoption of any amendment deemed necessary or advisable to qualify the Awards under rules and regulations promulgated by the Securities and Exchange Commission with respect to Participants who are subject to the provisions of Section 16 of the Exchange Act, or to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award granted under the Plan, with or without approval of the stockholders of the Corporation, but if any such action is taken without the approval of the Corporation's stockholders, no such revision or amendment shall:

(a) Increase the number of Shares subject to the Plan, other than any increase pursuant to Section 13;

(b) Change the designation of the class of persons eligible to receive Awards; or

(c) Amend this Section 15 to defeat its purpose.

No amendment, termination or modification of the Plan shall, without the consent of a Participant, adversely affect the Participant with respect to any Award previously granted to the Participant.

16. PAYMENT FOR SHARE PURCHASES.

Payment of the Exercise Price for any Shares purchased pursuant to the Plan may be made in cash (in U.S. dollars) or, where expressly approved for the Participant by the Committee, in its discretion, and where permitted by law:

(a) By check;

(b) By cancellation of indebtedness of the Corporation or a Subsidiary to the Participant;

(c) By surrender of Shares that either: (A) have been owned by Participant for more than six months (unless the Committee permits a Participant to exercise an Option by Pyramiding, in which event the six months holding period shall not apply) and have been "paid for" within the meaning of SEC Rule 144 (and, if such shares were purchased from the

Corporation or a Subsidiary by use of a promissory note, such note has been fully paid with respect to such Shares); or (B) were obtained by Participant in the public market;

(d) By waiver of compensation due or accrued to Participant for services rendered;

(e) With respect only to purchases upon exercise of an Option, and provided that a public market for the Corporation's stock exists:

(i) Through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price and any applicable withholding taxes directly to the Corporation; or

(ii) Through a "margin" commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price and any applicable withholding taxes directly to the Corporation; or

(iii) By any combination of the foregoing and/or by any other method approved by the Committee.

17. APPLICATION OF FUNDS.

The proceeds received by the Corporation and its Subsidiaries from the sale of Common Stock pursuant to the exercise of an Option or in any other manner with respect to any Award shall be used for general corporate purposes.

18. APPROVAL OF STOCKHOLDERS.

The Plan shall be subject to approval by the affirmative vote of the holders of a majority of the outstanding shares present and entitled to vote at the first annual meeting of stockholders of the Corporation following the adoption of the Plan by the Board, and in no event later than December 31, 2003. Prior to such approval, Awards may be granted but may not be exercised or settled. Pursuant to Section 15, certain amendments shall also be subject to approval by the Corporation's stockholders.

19. WITHHOLDING OF TAXES.

(a) General.

Whenever Shares are to be issued under the Plan, the Corporation or a Subsidiary may require, as a condition to such issuance of Shares, the Participant to remit to the Corporation or such Subsidiary, from any source, an amount sufficient to satisfy foreign, federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever, under the Plan, payments in satisfaction of Awards are to be made in cash, such payment shall be net of an amount sufficient to satisfy foreign, federal, state, and local withholding tax requirements.

(b) Stock Withholding.

When, under applicable tax laws, a Participant incurs a tax liability in connection with the issuance of Shares under the Plan and the Participant is obligated to pay the Corporation or such Subsidiary the amount required to be withheld, the Participant may, if subject to Section 16(b) of the Exchange Act, elect to satisfy the minimum withholding tax obligation by electing to have the Corporation or such Subsidiary withhold from the Shares to be issued the specific number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in writing in a form acceptable to the Committee.

20. RIGHTS AS AN EMPLOYEE, DIRECTOR OR CONSULTANT.

The Plan shall not be construed to give any individual the right to remain in the employ of the Corporation (or a Subsidiary) or to affect the right of the Corporation (or such Subsidiary) to terminate such individual's status as an Employee, Director or Consultant at any time, with or without cause. The grant of an Award shall not entitle the Participant to, or disqualify the Participant from, participation in the grant of any other Award under the Plan or participation in any other plan maintained by the Corporation or any Subsidiary.

21. NOTICES.

Any notice to be provided by one party to the other party under this Plan shall be deemed to have been duly delivered to the other party (i) on the date such notice is delivered at the address provided in a Participant's Award Agreement or at such other address as the party may notify the other party in writing at any time, or (ii) on the date such notice is deposited in the United States mail as first class mail, postage prepaid if addressed to the party at the address provided in a Participant's Award Agreement or at such other address as the party may notify the other party in writing at any time. For the purposes of clause (i), the term "delivered" shall include hand delivery, delivery by facsimile, and delivery by electronic mail.

22. MISCELLANEOUS.

(a) Unfunded Plan.

The Plan shall be unfunded and the Corporation and its Subsidiaries shall not be required to establish any special account or fund or to otherwise segregate or encumber assets to ensure payment of any Award.

(b) No Restrictions on Other Programs.

Nothing contained in the Plan shall prevent the Corporation or any Subsidiary from adopting other or additional compensation arrangements or plans, subject to stockholder approval if such approval is required, and such arrangements or plan may be either generally applicable or applicable only to specific classes.

(c) Governing Laws.

The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan or Award Agreement to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Delaware, in the County of the principal offices of the Corporation, to resolve any and all issues that may arise out of or relate to the Plan and any related Award Agreement.

(d) Attorney Fees.

In the event that a Participant or the Corporation or any Subsidiary brings an action to enforce the terms of the Plan or any Award Agreement and the Corporation or such Subsidiary prevails, the Participant shall pay all costs and expenses incurred by the Corporation and such Subsidiary in connection with that action, including reasonable attorney's fees, and all further costs and fees, including reasonable attorney's fees, incurred by the Corporation and such Subsidiary in connection with collection.

(e) Invalidity or Unenforceability of Any Provision.

If any provision of the Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provisions shall be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it shall be stricken and the remainder of the Plan shall remain in effect.

ANNUAL MEETING OF SHAREHOLDERS OF

FLOTEK INDUSTRIES INC.

May 22, 2003

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of the seven directors to serve until next annual meeting of stockholders of the company or until their successors are duly elected and qualified, or until their earlier resignation or removal.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES
- ○ R.S. Beall
- ○ J.W. Chisholm
- ○ J.D. Dumas, Sr.
- ○ G.S. Penny
- ○ G.M. Pittman
- ○ B.E. Stewart
- ○ W.R. Ziegler

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Ratify the 2003 Long-Term Incentive Plan.	☐	☐	☐

The undersigned hereby confers discretionary authority upon such proxyholder to vote, in accordance with his best judgment, with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the Notice of Meeting and which may properly come before the Meeting. At the date hereof, management of the Company knows of no such amendment, variation or other matter.

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

THE UNDERSIGNED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.

Signature of Shareholder ______________ Date: ________ Signature of Shareholder ______________ Date: ________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY

ANNUAL MEETING OF SHAREHOLDERS OF

FLOTEK INDUSTRIES INC.

TO BE HELD AT CROWN PLAZA BROOKHOLLOW
12801 NORTHWEST FREEWAY, HOUSTON TEXAS
ON THURSDAY, MAY 22, 2003, AT 2:00 P.M.

THE UNDERSIGNED SHAREHOLDER OF FLOTEK INDUSTRIES INC. (the "Company") HEREBY APPOINTS Jerry D. Dumas, Sr., a director of the Company, or failing this person, William R. Ziegler, a director of the Company, or in the place of the foregoing, ________________, (print the name), as proxyholder for and on his behalf, with full power of substitution, to attend, act and vote for and on behalf of the undersigned in shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting, or any adjournment thereof. The shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned as specified herein.

(Continued and to be signed on the reverse side)